UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

☒ ANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2019

YOUNOW, INC.

(Exact name of issuer as specified in its charter)

Delaware	45-1775277
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification number)

161 Bowery, 6th Floor

New York, NY 10002

(Address of Principal Executive Offices)

(302) 658-7581

(Registrant’s Telephone Number, Including Area Code)

Props Tokens

(Title of each class of securities issued pursuant to Regulation A)

 PART II

In this Annual Report, references to “YouNow, “we,” “us,” “our,” or the “Company” mean YouNow, Inc. and its consolidated subsidiaries, unless the context indicates otherwise. References to the “Offering Circular” mean the offering circular we filed with the United States Securities and Exchange Commission (“SEC”) on February 12, 2020, following the SEC’s qualification, on February 11, 2020, of our post-qualification amendment No. 5, filed on February 10, 2020, to our offering statement on Form 1-A (File No. 024-11018). The Offering Circular can be found here: https://www.sec.gov/Archives/edgar/data/1725129/000121390020003381/f253g20220_younowinc.htm.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “is designed to,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties, assumptions and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this Annual Report include, but are not limited to, statements about:

●	the anticipated development and growth of our network;

●	our expectations regarding demand for the applications that are intended to use our network;

●	our expectations regarding whether a secondary trading market may develop for the Props Tokens in the form of an exchange or alternative trading system or internal bulletin board;

●	our expectations regarding regulatory developments and their effect on our network;

●	the ability of applications on our network to develop a user base and a successful business model;

●	our future financial performance, including our expectations regarding our operating and research and development expenses;

●	the impact of competition in our industry and innovation by our competitors;

●	the anticipated trends, growth rates and challenges in our business and in the cryptocurrency market;

●	developing and designing our network;

●	maintaining and expanding our base of network users and application developers;

●	maintaining our relationships with application developers;

●	our liquidity and working capital requirements;

●	our anticipated growth and growth strategies and our ability to effectively manage that growth and effect these strategies;

●	our ability to expand;

●	the reliability of the third-party infrastructure and the blockchains on which our network depends;

●	our ability to hire and retain necessary qualified employees to expand our operations;

●	our ability to adequately protect our intellectual property;

●	the effect on our business of litigation to which we are or may become a party;

●	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the U.S. and internationally;

●	our ability to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud; and

●	the estimates and estimate methodologies used in preparing our consolidated financial statements.

In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s business and operations.

You should refer to Item No. 6 of this Annual Report and to the section of the Offering Circular captioned “Risk Factors” for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Item 1. Business

YouNow is the issuer of “Props Tokens”, a cryptographic token that exists on the Ethereum blockchain, and the operator of the “Props Network”, a blockchain-based infrastructure that is designed to include an open, decentralized network of consumer-facing mobile and web-based apps (collectively, “Props Apps”) that incorporate the Props Tokens into their operations. We view Props, by which we mean the Props Network, Props Apps, Props Tokens, and other elements of our infrastructure, collectively, as a project that incorporates both open-sourced and proprietary technology and apps developed and operated by third parties. Our Props project is intended to empower users in the digital economy and help app developers align with their engaged users. We expect Props Apps to operate, in some regards, as traditional apps that may be downloaded and accessed by users in a manner similar to any other mass market app, but Props Apps will share a common, special feature: the ability to provide an extra level of premium, built-in functionality to users who hold Props Apps.

Corporate History

YouNow is a Delaware corporation founded in April 2011 under the name Bnow, Inc. On November 19, 2012 the Company’s name was changed to YouNow, Inc. YouNow has five wholly-owned subsidiaries, The Props Foundation Public Benefit Corporation (“Props PBC”), YouNow Research and Development Ltd., Switch RTC Ltd., YouNow Services, LLC, and Algo International Holdings Corp. (“AIHC”).

Props PBC is a Delaware public benefit corporation formed in September 2018, with a designated public benefit purpose of creating an open, sustainable and equitable network of apps that fairly rewards participants for their contributions to the network, by supporting and promoting the growth, research, development, and adoption of the protocol and token underlying the Props Network. For further discussion of the role we expect Props PBC to play in the Props Network, see the section below entitled “The Props Network”.

YouNow Research and Development Ltd. is an Israeli company that was formed in September 2014 with the purpose of recruiting and employing engineers in Israel. Switch RTC Ltd. is an Israeli company acquired by YouNow in February 2018 for its many-to-many video infrastructure, which has been integrated into YouNow’s product offerings. YouNow Services, LLC is a Delaware limited liability company that was formed in December 2017 to facilitate the offering of the Props Tokens under the DPAs. AIHC is a Panamanian corporation that was formed in April 2020 to enter into strategic transactions with non-U.S. counterparties.

Historically, YouNow’s business was centered in the live streaming video industry. YouNow was the first company to popularize social, live video streaming on mobile devices in the United States. YouNow’s first mobile application, the YouNow App (referred to in the Offering Circular and here as the “Props Live Video App”), provides a platform on which any user can broadcast to a live audience, watch video content and engage with content creators (broadcasters) and other users. In order to enrich the participatory experience, encourage user engagement and empower content creators on the Props Live Video App, YouNow created one of the first two-sided virtual economies in the United States, with incentives for both content creators (broadcasters) and other users (viewers or “fans”). Since its founding, the Props Live Video App has generated over $60 million through this two-sided economy in sales of digital goods. We shared the majority of that revenue with thousands of content creators through the Props Live Video App. YouNow’s effective digital economy, powerful video technology and broadcasting tools, and the engaging, gamified user experience it has created have helped it attract over 2.8 million content creators and more than 50 million registered users to the Props Live Video App since its inception.

Subsequently, YouNow developed two additional apps: the Rize app, which was merged into the Props Live Video App in October 2018, and the Game Show App. We discontinued operating the Game Show App in December 2018.

Since 2017, the Company has transitioned its focus to the development of the Props Network. In February 2020, the Company sold the Props Live Video App. See “Asset Sale of the Props Live Video App.” The Props Live Video App was key to the Props Network launch and the initial adoption of the Props Token, and continues to reward its community with Props Tokens. Following the sale of the Props Live Video App, the company is focused exclusively on growing the Props Token economy. The team works with a wide variety of apps and acts solely as a token propagator and shepherd of the Props Network development, and not as the operator of any consumer apps.

Our Strategy

Starting in 2017, YouNow has leveraged its technology, expertise, user community and other assets to build the infrastructure for an open, decentralized network of apps called the Props Network. Given YouNow’s substantial experience in developing and operating a consumer-facing mass market app using digital currency, we believe we are uniquely positioned to help develop this next-generation digital economy.

The Props Network was designed to address the problems inherent in today’s highly centralized digital media landscape, in which a small number of large companies effectively control digital media distribution and access. These companies have accumulated hundreds of billions of dollars in enterprise value, yet only a very small fraction of that value flows back to the people who create value for these networks, namely their content creators, curators and publishers, and the developers building on top of them. These issues are not unique solely to digital media, and Props Tokens are being considered by developers of other types of consumer apps as well. The large companies that control the networks monetize the attention and information of their users and extract the vast majority of financial value out of the network in multiple sectors, while network users and contributors do not benefit from the vast majority of financial value of the network they constitute.

We believe networks that incorporate distributed ledger technology and crypto-economic business models offer opportunities to better align the incentives of network participants, enabling the facilitation and enforcement of value sharing, empowering a sense of community ownership. As a result, our long-term strategy is to create a decentralized token economy that operates across many apps, where the Company plays an increasingly smaller role in making key decisions affecting the Props Network as other network participants, in turn, play increasingly larger roles over time in maintaining the Props Network. We believe that, through our platform, we will tokenize the digital app economy so as to reward the users and participants who help digital communities grow.

Props Tokens are a key element of the Props Network. Props Tokens are Ethereum-based and “ERC-20”-compliant cryptographic tokens, which means that they are a digital asset existing on the Ethereum blockchain. The rules governing basic functions of the Ethereum-based “smart contract” that creates Props Tokens (the “Token Code”) adhere to widely-known conventions. Ownership of Props Tokens, therefore, is only documented in a record inscribed in the Ethereum blockchain.  This ownership is evidenced through the association of a certain number of Props Tokens with a particular public key or wallet address as recorded on the Ethereum blockchain. Each such wallet and public key will have an associated private key, and, in order to control the Props Tokens associated with a particular public key, including to send Props Tokens to another person, the token holder must prove she also controls the private key. Control of the private key is, in turn, proved by providing a digital signature on any digital record addressing Props Token operations associated with the public key—which signature can only be made if the holder knows the private key. Props Tokens are not otherwise tracked, are not designated by a specific serial number or other unique identifier, and are, therefore, interchangeable and fungible.

Holders of Props Tokens will not receive a right to any repayment of principal or interest, any interest in the profits or losses of YouNow, its affiliates, or any third party developer, any rights to distributions from YouNow, its affiliates, or any third party developer, or any legal or contractual right to exercise control over the operations or continued development of YouNow, its affiliates, or any third party developer. Holders of Props Tokens may not have any right to vote on any matters relating to YouNow, its affiliates, or any third party developer, including voting for board members. Further, we are not aware of any binding obligation on YouNow with respect to the tokens or the holders of the tokens following the tokens’ delivery. Any profit that you may receive on your holdings of Props Tokens may be based on the commercial utility of the tokens, or on potential capital appreciation associated with the tokens to the extent realizable through trading activity.

We have designed the Props Network so that it may incorporate Props Apps into a functioning network and token economy as third-party app have begun operating Props Apps on the Props Network. See the section of the Offering Circular entitled “Description of the Props Network—the Props Apps” for an additional description of Props Apps generally. As of the date of this Annual Report, there are two Props Apps operating on the Props Network – the Props Live Video App, and the CamFrog app, created by PeerStream, Inc. Other apps have begun the process of integrating Props Tokens as well. In part, the Props Network will encourage growth and additional participation by, over time, rewarding activities popular with the user base and encouraging growth. These rewards will be made through a blockchain-based “smart contract” (the “Protocol Rewards Engine”). Props Tokens will be distributed as rewards to users of these Props Apps. The specific activities that will earn rewards are described more specifically in the Offering Circular in the sections entitled “Description of the Props Live Video App – The Rewards” and “Annex A: PeerStream Plan of Props Token Usage.”

We operate the Props Network with eight key components, which include (1) open-source software tools that establish the connections/interfaces with the rest of the apps on the network and the rest of the network infrastructure; (2) the apps that incorporate this software into their code; (3) the Props Blockchain, created from data supplied by Props Apps and written into a publicly-available record of both app usage data and future rights to Props Tokens; (4) the persons or group of persons that will be responsible for constructing the Props Blockchain and also acting as an oracle to the Protocol Rewards Engine (each, a “Validator”); (5) the Token Code; (6) the Protocol Rewards Engine “smart contracts”, into which Validators will input daily usage data and which will ultimately allocate a percentage of newly available Props Tokens to the developers of Props Apps, based on their relative popularity with users; (7) Props PBC, which will oversee key functions for the Props Network; and (8) app users. The software and infrastructure for the basic functions of these key components of the Props Network have been operational since qualification—although the number of participants working with this software and infrastructure is now limited to three Validators, including the Company.

Props Tokens are designed to reward user engagement within Props Apps and encourage growth in app activity. The token allocation mechanics are designed to attract additional independent developers interested in building user-empowering apps to incorporate Props Tokens and join the Props Network, and enable them to use Props Tokens as part of those user-empowering apps. This will, in turn, provide opportunities to reward the creation and maintenance of popular Props Apps and, also, content contribution and other user contributions to Props Apps.

As described in the section of the Offering Circular entitled “Description of The Props Live Video App—Terms of Receiving Rewards,” rewards of Props Tokens to users of Props Apps are not made immediately upon completing the in-app community or contribution activities necessary to earn the rewards. Rewards are made subject to additional administrative steps and checks that must be completed prior to a Props App user claiming Props Tokens, including know-your-client (“KYC”) and anti-money laundering (“AML”) checks, completion of all requested tax forms and other required documentation, and, potentially, fraud checks. Users are able to receive the rewards only when they have completed all of these necessary steps. Until these steps are completed, users receive a Pending Prop, which is our accounting mechanism used to signify who is provisionally entitled to receive Props Tokens. Pending Props received in connection with performance of activities in the Props Apps may expire if a user does not complete these steps within a certain time. See the section below entitled “Receiving Props Tokens – Pending Props in Props Apps.”

Terms of the Token Code

The Token Code defines rules as to what network operations can be performed on the Props Tokens. These rules constitute the terms of the “smart contract” and define what holders of Props Tokens may do with a Props Token on the Ethereum blockchain. The Token Code conforms to the “ERC-20” technical standard for “smart contracts” on the Ethereum blockchain, which is a technical standard that requires certain basic rules that define how the Token Code functions.

In order to run any of these functions, a user must be running certain software—either Ethereum node software, which may be accessed at https://www.ethereum.org/build/, or “wallet” software compatible with Ethereum, including for example, Coinbase Wallet, Trust Wallet, Metamask, and others. Upon running the Ethereum node software, the user will be able to submit transactions to the Ethereum network to run the above-described functions in the Token Code. Many users may, however, find that running “wallet” software is an easier way of interacting with Ethereum “smart contracts” like the Token Code. Upon running wallet software, a user will be able to submit transactions to the Ethereum network to perform the “transfer” function, and for many users, we would expect this will be the only function of importance. In order to submit a transaction to the Ethereum network to perform any of these Token Code operations, a user will have to prove she has access to the private key paired to public key by providing an appropriate digital signature to the digital record of the network operation. Further, in order to perform any of these functions, a transaction should include both a “gas” payment and any information necessary to complete the function. For example, in order to complete a “transfer” function, the user must include information about the addressee. See the sections of the Offering Circular entitled “Ownership of Props Tokens” and “Token Transfers.”

Receiving Props Tokens

The Company has qualified, under Regulation A, the primary distribution of up to 135,000,000 Props Tokens to reward users of the Props Live Video App for their activities in contributing content and attention to that app; to reward users of Props Apps, or to reward the services of Validators on the Props Blockchain. The Company has also qualified the secondary distribution of up to 45,000,000 Props Tokens by Props PBC to persons developing apps or otherwise contributing to network development efforts. All such distributions will take place under the Offering Circular at a deemed offering price of $0.1369 per Props Token. See the section of the Offering Circular entitled “Plan of Distribution.”

Any rewards and grants are, however, made subject to additional administrative steps and checks that must be completed prior to a Props App user or grantee claiming Props Tokens. Below, we have described the steps that must be taken, subsequent to completing the in-app community or contribution activities necessary to earn rewards or grants, in order to receive Props Tokens from us:

Steps to Be Taken By the User

Prior to any issuance of Props Tokens to any person, that recipient will be required to complete administrative steps, including KYC and anti-money laundering AML checks, completion of all requested tax forms and other required documentation, and for any Props App user receiving Props Tokens in connection with Props Apps reward programs, all additional steps required in order to receive Props Tokens in these rewards programs, including fraud checks.

Some users will not need to complete additional steps related to KYC and AML procedures because they have already completed KYC/AML checks. These users will be able to claim their Props Tokens upon registering a wallet address and completion of fraud checks. Users who have not yet completed KYC/AML prior to qualification will need to complete this step prior to receiving Props Tokens. If a user of a Props App must still complete some of these steps in order to earn Props Tokens, we expect that the operator of that Props App will provide in-app indications that the user must complete remaining steps in order to receive Props Tokens. For these users, YouNow would not expect an operator to exercise discretion to cancel Pending Props 120 days after their receipt until 120 days after the date on which KYC/AML checks are available on the Props App website.

Once a recipient has completed these steps and regardless of the method through which Props Tokens are being provided, receipt of Props Tokens requires a “wallet”—which is the form in which a public key can be presented and recorded on the Ethereum blockchain. Wallet addresses are associated with Props Token ownership and, therefore, may be used to indicate the ownership of digital assets. Any “wallet” software compatible with Ethereum will support interaction with Props Tokens, and we are aware of several wallet providers that satisfy this requirement, including Coinbase Wallet, Trust Wallet, Metamask, and others. Users are permitted to link any wallet software compatible with Ethereum. Users generally may establish a wallet through these services with little or no information, though users may be required to establish a password or other basic account information with the provider. Props Tokens may be received into wallet accounts in any amounts, including in fractional amounts of a whole Props Token. Users may also be required to affirmatively “claim” Props Tokens, a process which may be established by each Props App prior to the issuance of Props Tokens to that user.

If Props Tokens are being distributed in connection with an app rewards program, rewards may also be subject to the completion of additional steps to be completed by a Props App before Props Tokens may be awarded to the user. Props Tokens may only be distributed to users after the completion of a Props App’s own processes to confirm that rewards are validly issued pursuant to the Props App’s terms of use. These extra app-specific requirements that may be imposed by individual Props Apps may vary depending on the requirements and the use case of the particular Props App. In addition, Props Apps may only complete these processes on certain dates or times.

After all of these steps have been completed, a transaction will be initiated on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet” specified by the user. As a result, users who have completed the required steps may only receive Props Tokens on a delayed basis. Final settlement will only be made once the transfer of Props Tokens to the user’s wallet is confirmed by Validators on the Ethereum blockchain. Upon initiation of this transaction, a corresponding number of Pending Props (which are described below) may be canceled from the user’s account.

Prior to settlement, users and other participants have no right to receive Props Tokens, and if YouNow or the operator of a Props App were to dissolve or liquidate, or if the operator of a Props App were to cease to reward its users with Props Tokens, then certain users and other participants will have no right to receive Props Tokens, and they may never receive these Props Tokens.

Pending Props in Props Apps

Prior to receiving Props Tokens, Props App users may receive indication within a Props App that they may be entitled to receive Props Tokens in the future, upon the completion of additional necessary steps. This may, for example, be shown as “pending Props Tokens” or with other indication or name within the Props App that additional steps are necessary for actual Props Tokens to be claimed—which we refer to as “Pending Props.” These users will not, however, receive Props Tokens immediately; these users would only receive Props Tokens upon the user’s completion of all required steps and upon the Props Apps’ completion of all required steps described above.

Pending Props are accounting mechanisms used by the apps in the Props Network to signify who is provisionally entitled to receive Props Tokens because they have completed certain in-app activities or received one-time discretionary grant rewards. As such, Pending Props are features designed to improve Props App user rewards programs and enable Props Apps to track in real-time who is entitled to receive rewards. Pending Props provisionally allow users to enjoy some of the benefits of earned Props Tokens while users wait for Props Tokens to be issued on the Ethereum blockchain. Further, Pending Props are Props App features only associated with earning Props Tokens in Props Apps, and as such, are only recorded on the Props Blockchain for participants in a Props App rewards offering.

These in-app activities and the grant offer are necessary but not sufficient for receiving Props Tokens; users who have Pending Props have only an indication that they may receive Props Tokens upon the completion of additional steps necessary to earn them, and the completion of the settlement procedures, as described above. As such, Pending Props are non-transferrable and exist entirely within the sidechain shared among Props Apps that is used to record Pending Props (the “Props Blockchain”). As additional Props Apps are added to the Props Network, Pending Props will be able to be viewed through all Props Apps if the user links the same wallet to the user’s respective accounts with each Props App; the user’s Pending Props balance is available and readable within the entire Props Network. Each Props App will be able to record a Pending Props on the Props Blockchain, so that all other Props Apps may read these balances and similarly afford that user the benefits of Pending Props. Props Apps may assign provisional functionality to users having recorded Pending Props, which may include social media-related benefits. In the future, these functionalities will not in all cases be co-extensive with the functionalities of Props Tokens.

Users holding Pending Props may forfeit them upon a violation of the terms and conditions of the Props App that issued the Pending Props, as described in each Props App’s terms of use. As a result, users that would, for example, obtain rewards fraudulently will never be entitled to receive Props Tokens for the activity, and Props Apps on the Props Network are thereby afforded some protection from having to reward Props Tokens for, for example, fraudulent activity. Further, Pending Props may expire if a user does not complete the required steps within 120 days of receiving them. As a result, if a user that is given Pending Props in connection with in-app activities or in connection with our one-time discretionary grant offer simply fails to complete those steps, the Props App user may never obtain Props Tokens. Under those circumstances, the Props App may cancel any such Pending Props. We do not anticipate any Props App operator exercising this discretion to revoke Pending Props. If any Props App operator were to determine to exercise this discretion to revoke Pending Props, we anticipate that the Props App operator would communicate with any user with such Pending Props prior to revoking them, via in-app communications and via email.

In order to limit the role of Pending Props on the Props Network and encourage users to complete KYC and AML checks, Props Apps may choose to limit the number of Pending Props a user may accrue if she has not yet completed all of the necessary steps to receive Props Tokens.

As discussed below, efforts are currently underway to migrate the Props Blockchain to the Algorand blockchain technology. See the sections below entitled “Borderless Agreement” and “Foundation Agreement.”

Functionality for Users

Props Tokens may entitle holders to access premium features on Props Apps and, also, share these experiences by transferring Props Tokens to other users of Props Apps, or otherwise transferring Props Tokens to any other person. Props Token holders are entitled to premium features in this app simply for holding a sufficient number of Props Tokens and need not “spend” them in order to enjoy these features. We expect that app developers implement functionalities for Props Tokens in a way that best fits their use case, community and user experience. It is, therefore, expected that Props Tokens are therefore used differently in different Props Apps across the Props Network.

We expect, however, that Props Apps will incorporate functionality for Props Tokens on terms generally consistent with those in the Props Live Video App. Third party app developers are likely to use Props Tokens in their apps to enrich user experience in a way that incentivizes more active use of apps and, in turn, enriched experiences for other users. These types of functionalities would also likely be the type of functionalities created in apps that would become part of the Props Network. Accordingly, we expect that functionality for Props Apps will generally entitle users to the types of functionalities described below:

●	Application-specific premium features. Props Tokens may entitle holders to enjoy key features in apps, including, for example, the power to “upvote” or recommend content, a business or a service provider to other users, discounts for the purchase of in-app currencies or other in-app virtual goods, additional gameplay features like extra games or content only available to Props Token holders and the ability to vote on various matters relating to the rules of an App, its content, rules or desired features, as more fully described below. The Props Live Video App and the Camfrog App have premium features for Props Tokens.

●	Unit of value transfer across Props Apps. Props Token holders will in the future be able to send each other Props Tokens directly, in order to transfer value from one user’s wallet to another. See “—Token Transfers” for additional details regarding transfers.

●	In-app voting. We anticipate that one in-app feature that will be offered within Props Apps, in the future, is the ability for Props Token holders to vote on in-app matters. We anticipate that all Props Token holders who use an app conducting a vote will be able to participate in such votes—though this would be within the discretion of the particular app. If permitted by the terms of the Props App conducting such a vote, the respective officers, directors, and affiliates who are natural persons of YouNow and Props PBC may participate in such votes. Props Apps may, additionally, choose to allow Pending Props holders to vote on in-app matters. Notices apprising users of voting opportunities will be communicated within the app in order to ensure each user is able to review information about the in-app vote, as well as through social media. The results of any of these votes will be similarly communicated.

●	Props Network voting. In addition, in the future, Props Token holders may be able to provide advisory votes on key issues affecting the Props Network, including the terms of the Token Code and the total amount of Props Tokens that it may issue, changes to the algorithm in the Protocol Rewards Contract, or other updates to the Props Network “smart contracts.” We may also allow Props Token holders to vote on the choice of Validators, at a later stage in the Props Network’s development. We anticipate that all Props Token holders will be able to participate in such votes. Pending Props holders will not be able to participate in such voting. Notices apprising Props Token holders of voting opportunities will be communicated on the www.PropsProject.com/offering website, through a Form 1-U, and through social media channels. The results of any of these votes will be similarly communicated.

●	Network Reputation and Status. Props Tokens will enable users to enjoy a network-wide elevated status. Because the Props Tokens earned in any single Props App are fungible and the same as those that can be earned in any other Props App, this feature allows users to, effectively, “port” their reputation and status across Props Apps and maintain a network-wide reputation and status.

Token Supply

The initial terms of our Token Code will provide for the issuance of no more than 1,000,000,000 Props Tokens. Initially, 400,000,000 of these Props Tokens will be reserved for issuance pursuant to the Protocol Rewards Engine’s daily app rewards and Validator rewards; 516,500,000 Props Tokens will be allocated to wallets controlled by YouNow; and 83,500,000 Props Tokens will be issued to wallets controlled by Props PBC. We believe we have strategically earmarked these Props Tokens for uses in a way to best encourage the growth of the Props Network. Of the total number of Props Tokens available to be issued, we group these intended uses under five categories, as described below:

●	We anticipate that all of the 400,000,000 Props Tokens reserved for issuance pursuant to the Protocol Rewards Engine will be used for daily app rewards or as Validator rewards; of those, we have qualified up to 100,000,000 Props Tokens for distribution. In the future, we intend to issue the remaining 300,000,000 Props Tokens in reliance on the exemption from registration provided by Regulation A. The sum of the maximum “aggregate offering price” and “aggregate gross sales”, as those terms are defined in Rule 251(a) of the Securities Act, of all of our offerings under Regulation A may not exceed $50,000,000 in any twelve month period.

With respect to daily rewards, we expect that approximately 0.03475% of the remaining Props Tokens in the total pool to be allocated for issuance to operators of Props Apps or to end users each day.

With respect to Validator rewards, each day, approximately 0.001829% of the remaining Props Tokens in the total pool will be allocated for compensation to Validators for their efforts in maintaining the Props Blockchain. The Validator rewards due to YouNow in connection with its efforts as a Validator will be allocations to YouNow—which will effectively allow YouNow to then make primary distributions as further described in the section of the Offering Circular entitled “Plan of Distribution” or in transactions not qualified under Regulation A, for cash.

●	We anticipate that all of the 83,500,000 Props Tokens issued to wallets controlled by Props PBC in a private placement will be distributed by Props PBC on a discretionary basis in the form of grants or expense reimbursements to developers building either applications on the Props Network or Network infrastructure, strategic content partners, and other entities directly supporting the growth of the Props Network or, in transactions not qualified under the Offering Circular, sold for cash proceeds. Of the 83,500,000 Props Tokens that will be issued to wallets controlled by Props PBC, we have qualified up to 45,000,000 Props Tokens for distribution. In the future, we may qualify additional Props Tokens distributions by Props PBC under Regulation A. The sum of the maximum “aggregate offering price” and “aggregate gross sales”, as those terms are defined in Rule 251(a) of the Securities Act, of all of our offerings under Regulation A may not exceed $50,000,000 in any twelve month period.

●	We anticipate that approximately 280,000,000 of the Props Tokens allocated to wallets controlled by YouNow will be issued by YouNow in connection with the one-time discretionary grants qualified under the Offering Circular, grants to individuals or entities who provide valuable services to our platform and to YouNow equity investors, and current and future employees, subject to certain vesting requirements. 33,000,000 of these Props Tokens have been earmarked for issuance pursuant to the Offering Circular in connection with the one-time discretionary grants to Props Live Video App users. 2,000,000 of these Props Tokens have been earmarked for issuance pursuant to the Offering Circular in connection with the one-time discretionary grants made to users of the Third Party Developer App. YouNow has also used approximately 29,000,000 Props Tokens to finance the Company’s operations in a sale of Props Tokens in compliance with Regulation D under the Securities Act in April 2020. See “Token Sales—April 2020 Private Placements.” YouNow intends to issue the remaining 198,000,000 Props Tokens to YouNow equity investors, current and future employees and contractors, in reliance on the exemption from registration provided by Regulation D, though in the future, Props Tokens issued to current and future employees could be issued in compliance with Rule 701 under the Securities Act. We may, however, determine to use these Props Tokens to finance the Company’s operations or for other purposes in the future.

●	We anticipate that approximately 201,149,025 of the Props Tokens allocated to wallets controlled by YouNow will be distributed to persons who received or may receive rights to receive Props Tokens in private placements. We anticipate that these Props Tokens will be issued in compliance with Regulation D under the Securities Act.

●	We anticipate that 40,000,000 of the Props Tokens allocated to wallets controlled by YouNow will be distributed to advisors or service providers who received or may receive rights to receive Props Tokens as compensation subject to certain vesting requirements. We anticipate that these Props Tokens will be issued in compliance with Regulation D under the Securities Act.

The total number of issuable Props Tokens is controlled by the Token Code. The Token Code’s terms, including the number of total Props Tokens issuable, may be updated and changed in the future. Props PBC will own the account with the ability to effect these changes to the Token Code (the “Controller”) and may, therefore, effect this change. Further, it is possible that it may be necessary for Props PBC to effect this change at some point in the future; because of the fixed number of Props Tokens and the incentive structures designed for the Props Network described in the section of the Offering Circular entitled “Description of the Props Token’s Role in Helping to Align Incentives of Network Participants,” it is possible that key network participants will not be adequately incentivized by Props Tokens as the number of Props Tokens allocated or issued decreases over time, if the value of Props Tokens does not rise in the future.

One-Time Discretionary Grants

Prior to the Regulation A offering, the Props Live Video App featured user social status levels associated with creating content and generating engagement of other users (who watched them, liked them and chatted with them). We established new social statuses in the Props Live Video App in July 2019 defined by the number of Props Token holdings a user has. In general, users will need to remain active users of the Props Live Video App in order to, over time, accumulate a number of Props Tokens sufficient to afford the user higher status levels within the Props Live Video App. YouNow expects, however, that the role pre-existing users have in the Props Live Video App may be recognized by, in the app operator’s sole discretion, the making of one-time grants to certain of these users in order to “grandfather” pre-existing social statuses in the Props Live Video App into the newly-established Props Token status levels. Similarly, the Camfrog app makes one-time discretionary grants to some of its most engaged and valuable users. Other Props Apps may make similar one-time discretionary grants.

Token Transfers

Receiving Props Tokens requires a “wallet”—which is the form in which a public key can be presented and recorded on the Ethereum blockchain. Wallet addresses are associated with Props Token ownership and, therefore, may be used to indicate the ownership of digital assets. Any “wallet” software compatible with Ethereum will support interaction with Props Tokens, and YouNow is aware of several wallet providers that satisfy this requirement, including Coinbase Wallet, Trust Wallet, Metamask, and others. Users generally may establish a wallet through these services with little or no information, though users may be required to choose a password or other basic account information with the provider.

Props Tokens may be transferred by submitting a transaction to the Ethereum network to run the “transfer” function in the Token Code. In order to do this, the user must know the public key wallet address of the intended recipient as generally described above, and include that information in the submitted transaction when running the “transfer” function. If using wallet software, a user will need to fill out the necessary information (recipient and amount), and the wallet will then generate a transaction, which is generally asks the user to confirm. Upon confirmation, the wallet software will cause the transaction to be signed with the user’s private key, which generates a digital signature, and the transaction is then submitted to the Ethereum network.

The Props Tokens that are distributed under Regulation A will be transferable (meaning that users will be able to initiate the “transfer” function described above) both outside of Props Apps and, in the future, within Props Apps. In the future, we expect that users of Props Apps will be able to transfer these Props Tokens to other users of the app by tipping other users. Outside of Props Apps, these Props Tokens may be traded using third party wallet software or Ethereum client software, and these trades may be made as part of a secondary trading market (either through an exchange registered with the SEC under Regulation ATS, or a privately run bulletin board), if any such market exists. There are currently no national securities exchanges or exchanges that have been approved by FINRA or registered under Form ATS with the SEC to support the trading of Props Tokens on a secondary market.

Running this “transfer” function initiates a transaction on the Ethereum blockchain that will submit a record of this communicated transaction to all persons running Ethereum blockchain “node” software. The submission of this transaction is irrevocable once initiated. Persons acting as Validators of Ethereum transactions on the Ethereum blockchain, which are often referred to as a “miners,” receive indication that the transaction was submitted. In order for the transaction to become a part of the Ethereum blockchain’s record of transactions, an Ethereum Validator must include the transferring transaction in a “block” written to the Ethereum blockchain. This is Ethereum’s process of “mining,” and the result of this process is that the Ethereum blockchain includes a record showing a transaction in which the requisite number of Props Tokens to be associated with a “wallet” specified by the user. When the transaction is added to a block on the Ethereum blockchain by a miner, the transfer function in the Token Code is run, which adjusts the Props Token balances of the sender and receiver.

Generally blocks cannot be removed from the blockchain, but during the validation process for large blockchains like Ethereum, competing blockchains may arise with respect to the last few blocks on the blockchain. As a result, a block is often not considered to be irreversibly on the blockchain until several additional blocks have been added to it and occasionally blocks with a handful of confirmations can be dropped and modified. Applications or other persons that account for Ethereum tokens that do not wait a sufficient period before treating blockchain as permanently written may lose assets and funds in exchange for blockchain payments that are never completed.

For further information about transferring Props Tokens, see the sections of the Offering Circular entitled “Description of the Props Tokens Being Offered -- Token Transfers,” “Description of the Props Tokens Being Offered – “Gas Payments” and Token Transfers” and “Description of the Props Tokens Being Offered – Secondary Markets.”

The Props Network

Initially, both YouNow and Props PBC intend to play significant roles in guiding the development of the Props Network and the administration of the Props Blockchain. In part, YouNow will play this role by performing essential functions in the Props Network—as in the case of developing the network open-source software and serving as an initial Validator. In addition, Props PBC will play a key governing role with respect to the Props Network “smart contracts,” and play a key role in determining who may become a part of the Props Network. Props PBC also intends to make grants or expense reimbursements, on a discretionary basis, to (i) developers building either apps on the Props Network or Props Network infrastructure, (ii) strategic content partners, and (iii) other entities directly supporting the growth of the Props Network. Props PBC intends to perform these functions in light of its stated public benefit purpose to create an open, sustainable and equitable media network. See the section of the Offering Circular entitled “Description of the Props Network.”

The Props Network is, however, still being further developed, and we expect that we will continue to make developments and improvements on the above-described key components to the Props Network into the foreseeable future—as well as expand the Props Network’s operations by increasing participation. We expect, for example, that we may make updates to the “smart contracts” on the Props Network and will continue to create or encourage the creation of additional functionality for Props Tokens. We expect that these efforts will continue throughout the foreseeable future, and we expect that annual costs related to funding our operations and developing the Props Network will be, approximately, $1.8 million. We also expect to add additional Props Apps to the Props Network.

The further development of the Props Network is not expected to affect the ability of the operator of any Props App on the Props Network to deliver Props Tokens to users of that Props App. Further, there will be no delay in the delivery of Props Tokens due to any need for further development of the Props Network.

We devoted a significant amount of our development efforts to preparing the Props Live Video app for the integration of Props Tokens throughout 2019. Because the Props Tokens may be users’ first experience with cryptocurrency, we designed some of the Props Network’s key components, including the wallet functions, in order to make the experiences of Props Apps users of cryptocurrency relatively easy. We are also devoting significant efforts to working with the developers of Props Apps, as well as with app developers who are interested in developing additional Props Apps. We expect that, as the base of users for the existing Props Apps grows, additional app developers will become interested in integrating Props Tokens into their apps.

We expect that Props PBC will play a central role in the ongoing operation of the Props Network, including with respect to the below-listed functions:

●	We anticipate that Props PBC will grant Props Tokens to persons developing key apps or otherwise contributing to network development efforts. In the future, Props PBC may also sell Props Tokens in transactions registered or exempt from registration under the Securities Act.

●	We anticipate that Props PBC will, in the future, determine who will serve in key roles in the Props Network, including for example, by admitting additional Validators, or admitting additional Props Apps to the Props Network. These changes may be effected by the Controller of our “smart contracts.” Props PBC will be the Controller (defined below) of each of these “smart contracts” and may, therefore, effect these changes.

●	We anticipate that, at some point in the future, Props PBC will make other changes or updates to the Props Network “smart contracts,” including the Token Code or the Protocol Rewards Engine. In addition to the above-described changes, certain components of the Token Code and the Protocol Rewards Engine may be updated. For example, variables in the rewards algorithm programmed into the Protocol Rewards Engine can be updated and either “smart contract” could be replaced with a new version. Props PBC will be the Controller of each of these “smart contracts” and may, therefore, effect these changes. Further, as Controller of the Protocol Rewards Engine, Props PBC may temporarily hold Props Tokens allocated to the Protocol Rewards Engine in order to help minimize risks related to hacking of the Protocol Rewards Engine.

●	We anticipate that Props PBC will, in the future, propose the taking of advisory votes from Props Token holders on certain key issues affecting the Props Network, including the terms of the Token Code and the total amount of Props Tokens that may be issued, changes to the algorithm in the Protocol Rewards Engine, or other updates to the Props Network “smart contracts.” While these advisory votes would be nonbinding, we expect that, given Props PBC’s stated public benefit purpose to create an open, sustainable and equitable media network, Props PBC will generally act in ways consistent with the outcome of these advisory votes. We anticipate that all Props Token holders will be afforded equal rights to participate in such votes.

In the future, the Company could take a less active role in guiding the development and administration of the Props Network as a result of increasing decentralizations of the Props Network. This could occur as a result of the assignment of the ownership of the Protocol Rewards Engine or other parts of the Props Network infrastructure to Props PBC or taking other actions that we would deem necessary to assign the operation and maintenance of the Props Network infrastructure to Props PBC. Depending on the actions we take and how completely the essential managerial and entrepreneurial efforts that Props Token holders would be relying upon would become those of Props PBC and not the Company’s, we believe that this could result in Props PBC becoming the issuer of the Props Tokens. We believe that this determination could only be made in consultation with counsel and, if appropriate, the SEC or its staff. If this were to occur, we will work to ensure that Props Token holders receive notice through public filings on EDGAR, through Props Apps, and through social media. We will also work with the SEC to help ensure that Props Token holders have adequate advance notice of these changes. We do not, however, anticipate that Props Token holders will have any rights in determining that decentralization of the Props Network to this extent has occurred.

If Props PBC were to take ownership of the Protocol Rewards Engine or other parts of the Props Network infrastructure, in the future when there is a healthy ecosystem of Props App developers and users on the Props Network, we could entrust the account with the ability to effect changes to the Props Network “smart contract” (the “Controller”) to a decentralized autonomous organization (“DAO”), which would then enable Props Token holders to vote on changes to these “smart contracts.” We don’t believe that decentralization like this will occur at any time in the foreseeable future and therefore do not presently have a fixed procedure for how it would be implemented. If any significant change to our platform such as this were to occur, it would require the approval of the board of directors of Props PBC and the substantial support of our community of users and Props Token holders. Users and Props Token holders will not, however, have any enforceable rights with respect to decisions regarding significant changes to the platform. We anticipate that we would communicate our consideration of such a change to our users and Props Token holders using methods that may include the following: posting on our social media accounts (including on twitter and telegram), providing notifications on our website, sending out emails to our mailing list and, if applicable, filing a post-qualification amendment or supplement to the Offering Circular. Our users would be invited to provide input using methods that may include the following: replying to our messages on social media and through email, completing surveys, providing non-binding, advisory votes on proposals (voting mechanisms may include voting through the use of a Props Token) and attending virtual video “town hall” meetings to engage in discussion and provide feedback. In addition to providing notification and soliciting our users’ input, we would need to create additional technological capabilities in order to successfully effect such decentralization. Further, while the law for this is evolving, we believe that, subject to the view of the SEC, it is possible that at some point in the future the Props Network could become so decentralized that Props Tokens would no longer be considered to be securities issued by the Company. This potential, future result was generally described by the Director of the SEC’s Division of Corporation Finance, William Hinman, in a June 2018 public speech.

We believe that the determination that the Props Network is so decentralized that the Company is no longer the issuer of the Props Tokens likely will turn on whether purchasers reasonably expect the Company to carry out essential managerial or entrepreneurial efforts. A mix of facts and circumstances may inform whether our efforts are no longer a key factor for determining the success of the Props Network and we may no longer have an informational advantage over others, so that disclosures by the Company may be less meaningful. We don’t believe, for example, that this will necessarily occur if we entrust Controller responsibilities to a DAO, and we believe that this determination could only be made in consultation with counsel and, if appropriate, the SEC or its staff. If this were to occur, we will work to ensure that Props Token holders receive notice through public filings on EDGAR, through Props Apps, and through social media. We will also work with the SEC to help ensure that Props Token holders have adequate advance notice of these changes. We do not, however, anticipate that Props Token holders will have any rights in determining that decentralization of the Props Network to this extent has occurred.

The competitive landscape will present challenges to the Company’s ability to develop the Props Network. Blockchain technology and decentralization of data systems have garnered significant amounts of attention recently. Similarly, the tokenization of companies may become viewed as an attractive alternative to traditional venture capital financing. As the markets for blockchain technology and token offerings have grown at exponential rates, so has the competition. The size of the market opportunity to create a decentralized model for a network of apps will attract potential competitors seeking to be a leader in the industry in which the Company currently operates. As we continue to develop the Props Network and Props Blockchain, we expect to face significant competition from emerging technology companies and established market participants, including but not limited to large social media apps such as Facebook, Instagram, Reddit, Twitch and Snapchat, video apps such as YouTube.

Asset Sale of the Props Live Video App

On February 26, 2020, we entered into an agreement (the “Asset Purchase Agreement”) for the sale of certain of our assets relating to and including the Props Live Video App. The sale was made to YouNow Media, LLC (the “Acquirer”), an unaffiliated entity, on an arm’s-length basis. As of the same date, we and the Acquirer closed the sale and the Acquirer entered into a separate agreement with us (the “Props Services Agreement” and, together with the Asset Purchase Agreement, the “Agreements”) to continue to operate the Props Live Video App as part of the Props Network and to continue to reward Props Live Video App users with the issuance of Props Tokens. Thereafter, as of March 1, 2020, the Acquirer became the operator of the Props Live Video App and hired all of our employees whose functions principally involved operation of the Props Live Video App (but not our senior executives). We refer to the foregoing events collectively as the “Transaction”.

Pursuant to the Asset Purchase Agreement, the Acquirer purchased the Props Live Video App for cash and in exchange received the Props Live Video App itself, related intellectual property and assets and a designated amount of working capital. The purchase price was subject to certain post-closing adjustments in connection with, among other things, true-ups of certain receivable and payable amounts that were not exactly determinable at the time of closing. The Acquirer also succeeded to a secured loan arrangement that we had put in place in respect of certain of our ongoing Props Live Video App-related receivables, and our obligations and pledges of assets under that secured loan arrangement were terminated.

Consistent with the Asset Purchase Agreement, and in connection with the Transaction, we terminated, and the Acquirer hired, our employees whose job responsibilities were principally related to the operation of the Props Live Video App, with the exception of our senior executives. The parties cooperated to ensure that none of these employees experience an interruption in benefits. It is contemplated that each of these employees’ prior equity compensation awards from us will be amended so that they will continue to vest so long as the employee continues to work for the Acquirer, subject to the remaining terms of our equity incentive plan. As a result of the Transaction, the size of our staff has declined from 25 full-time staff, as of December 31, 2019, to 5 full-time and 4 part-time staff.

As a condition in the Asset Purchase Agreement to the Acquirer’s purchase of the Props Live Video App, the Acquirer agreed to use its reasonable best efforts to continue the use of Props Tokens on the Props Live Video App. In connection therewith, we and the Acquirer entered into the Props Services Agreement. The Props Services Agreement establishes the material terms and conditions under which the Props Live Video App will operate within the Props Network, including the way Props Tokens will be issued to Props Live Video App users. The Props Services Agreement establishes ongoing procedures concerning the issuance of Props Tokens to Props Live Video App users that are substantially similar to the procedures that applied prior to the date of the Transaction, as described elsewhere in the Offering Circular. The Props Services Agreement also establishes the material terms of the relationship between us and the Acquirer as operator of the Props Live Video App, which are similar to the terms of the relationship established with the operator of the other third-party app that is currently part of the Props Network, and which we expect will be similar to the terms of the relationships we expect to establish with operators of additional third-party apps that join the Props Network in the future. As of the date of this Annual Report, the Props Live Video App continues to use Props Tokens as rewards, provide functionality to Props Token users and operate within the Props Network as it did when we were its operator. We expect this to continue in the future.

We believe that the Transaction helped us to achieve a number of our near-term business goals, and improved our ability to achieve our longer-term business goals. As a result of the Transaction, our business is now concentrated on our role as an issuer of SEC-qualified cryptographic Props Tokens, which can be used across multiple mobile applications and websites belonging to the Props Network. We can thereby focus our attention on the expansion of the Props Network, the expected consequent increases in the utility of Props Tokens and the expected resulting demand for the issuance of more Props Tokens. The Props Network currently includes the Props Live Video App and Camfrog, which joined the Props Network in February 2020; other apps are planned to join the Props Network in the coming months. We also believe that limiting our business to the operation of the Props Network may make joining the Props Network more attractive to additional third-party apps.

We also believe that the Transaction may increase the Company’s appeal to investors as a “pure play” token and network propagation business, and thereby facilitate the raising of additional investment, which is critical to our continued operations. The Company has long been projecting its need for additional cash and cash equivalents to fund ongoing operations.

At the same time, we believe that the Transaction did not have a material effect on the rights of holders of Props Tokens. Props Token holders have no stake in our equity capital or earnings and no right to participate in stockholder votes or other decision-making with respect to us and our operations. The Transaction involves no changes to how Props Tokens function, or in the rules that apply to their ownership or transfer. Therefore, changes to the ownership of the Props Live Video App has not affected and will not affect Props Token holders, so long as the Props Live Video App continues to reward users with Props Tokens and continues to operate as part of the Props Network, which we expect it will do.

Employees

As of June 2020, the YouNow team consists of six full-time and four part-time staff, dedicated solely to building the Props Network.

Token Sales

In the past, we have sold rights to receive Props Tokens in various other offerings, as more fully described below.

Simple Agreement for Future Tokens (“SAFT”) Offerings:

In December 2017, we offered Simple Agreements for Future Tokens (“SAFTs”) to certain investors, and YouNow entered into SAFTS to distribute Props Tokens to “accredited investors” as defined under Regulation D under the Securities Act, in reliance on the exemption from registration it provides (certain of whom are also “qualified purchasers” as such term is defined in the Investment Company Act of 1940).

Pursuant to the terms of these agreements, we were obligated to return the amount we raised in such offering if we did complete certain steps. In March 2018, we offered to these investors a rescission of their SAFT purchases or, alternatively, amendments that would extend the deadlines under the agreements to March 4, 2019 in exchange for increasing the number of Props Tokens the purchasers would be entitled to receive under their agreements by 10%. The vast majority of the purchasers chose to amend and affirm their SAFTs. As of December 31, 2018, the number of Props Tokens issuable pursuant to the SAFTs, net of rescissions granted in March 2018, was 188,596,811.

In March 2019, we began issuing Props Tokens to holders of our SAFTs. As of May 31, 2020, we have issued 186,322,533 Props Tokens to these investors, including in this number the 15,065 Props Tokens issued to an investor who, prior to March 2019, was incorrectly thought to have completed a refund in connection with the March 2018 rescission offer discussed above (and, ultimately, received the Props Tokens). A portion of these Props Tokens are subject to vesting such that they are not transferable until a future date, according to the terms of the individual holder’s SAFT. As of May 31, 2020, 2,121,839 were subject to these restrictions, which are enforced by the terms of “smart contracts” we created on the Ethereum blockchain for each such SAFT holder that determine when the Props Tokens are released from restriction. Each month, additional Props Tokens subject to vesting are released and become available for transfer. As of May 31, 2020, 2,150,665 Props Tokens issuable pursuant to the SAFTs remain un-issued because some SAFT holders did not respond to our several requests and other communication prompting SAFT holders to provide a wallet address to which YouNow could send Props Tokens. 123,613 Props Tokens originally issuable pursuant to a SAFT will not be issued in connection with an investor’s requested cancellation in 2019 of half that investor’s investment.

Debt Payable by Assets (“DPA”) Offerings

YouNow Services, LLC (“YouNow Services”), a wholly-owned subsidiary of YouNow, entered into Debt Payable by Asset agreements (“DPAs”) with investors pursuant to which YouNow Services raised an aggregate of approximately $690,834, net of already-issued refunds, as of June 3, 2019. The total amount raised, prior to already-issued refunds, was $1,070,000. During 2018, YouNow repaid $331,322 to 274 DPA holders in U.S. dollars pursuant to refunds as described below. As of June 3, 2019, YouNow repaid $47,844 to 26 DPA holders in 2019, in U.S. dollars pursuant to refunds as described below. Lenders under these agreements had the right to at any time require that YouNow Services return up to 80% of the amount raised under each agreement before the second anniversary of the issuance of a DPA. In aggregate, 80% of the proceeds from the sale of these DPAs, or $552,667 was subject to this early repayment right as of June 3, 2019.

In accordance with the DPAs, repayments could have been made in the forms of Props Tokens or cash, with interest in certain circumstances. The determination as to whether YouNow’s obligations could have been settled by delivery of Props Tokens or payment of cash is set out in the DPAs, and was based in part upon YouNow Services’ ownership or control of a certain amount of Props Tokens. Until YouNow Services or its assignee had ownership or control of a number of Props Tokens adequate to satisfy certain percentages of its repayment obligations under the DPAs, YouNow Services or its assignee could at any time repurchase the DPAs for their initial purchase price, and as discussed above, each DPA holder could have tendered their DPA to YouNow Services for 80% of the purchase price. If and when YouNow Services or its assignee had ownership or control of a sufficient number of Props Tokens, it was required to make its repayment obligations by the delivery of the Props Tokens, except as discussed below. If YouNow Services or its assignee did not have such ownership or control of Props Tokens, its repayment obligations would be required to be satisfied by cash payments.

The number of Props Tokens issuable pursuant to the DPAs was determined, pursuant to the terms of the DPAs, by the amount of each investor’s purchase price, plus interest in an amount equal to 20% of the purchase price, divided by $0.1369. In March 2018, however, we offered to the DPA investors a cash payment in rescission of their DPA purchases or, alternatively, a 10% bonus on the number of Props Tokens each DPA holder was previously entitled to receive pursuant to the DPA’s terms.  As a result, we intend to issue the number of Props Tokens equal to 110% of the amount of each investor’s purchase price, plus interest in an amount equal to 20% of the purchase price, divided by $0.1369, to each DPA investor who did not elect a cash payment in rescission of their DPA purchase or did not seek early repayment of their DPA in cash. As adjusted per the increased interest rate and net of all refunds already issued, as of June 3, 2019, the DPAs could be satisfied by either YouNow Services’ delivery of, in aggregate, 6,661,073 Props Tokens, including the bonus Props Tokens, or payment in cash.

One June 4, 2019, YouNow caused YouNow Services to assign the DPAs to YouNow, so that YouNow could then begin to satisfy its payment obligations under the DPAs in Props Tokens. Through May 31, 2020, we issued 5,824,189 Props Tokens to holders of our DPAs. As of May 31, 2020, an additional 836,884 Props Tokens remain issuable pursuant to these DPAs pending confirmation of wallet addresses.

As a result of the Props Tokens to be paid in interest and the Props Tokens to be paid as bonus Props Tokens, the weighted average price of each Props Token distributed to a DPA holder is $0.1037 per Props Token. As of December 31, 2018, YouNow’s obligations under these agreements could have been satisfied by YouNow Services’ delivery of, in aggregate, 7,122,181 Props Tokens or payment of cash.

Upon the delivery of Props Tokens pursuant to the terms of a DPA, the DPA will terminate pursuant to its terms, and neither YouNow nor any of its affiliates will have any continuing obligations to the DPA holder under the DPA’s terms.

Regulation A Offering

The Props Tokens distributed in the Regulation A Offering are not restricted securities under the federal securities laws, and YouNow anticipates that upon issuance, these tokens will be usable without restriction on the Props Network. As of the date of this Annual Report, however, we are not aware of any national securities exchange or exchange registered under Form ATS with the Securities and Exchange Commission that lists Props Tokens for trading.

April 2020 Private Placements

From April 21 through April 27, 2020, we closed a number of private placements of Props Tokens (the “April 2020 Private Placements”) with multiple investors, including new institutional investors, two entities that are stockholders of the Company and are associated with one of our directors and the executive officer of one of the Apps that participate in the Props Network. In the private placements, we raised approximately $1,342,500 in cash and an additional fraction of that amount in the form of other consideration, at a price of $0.07 per token.

As a result of the cash proceeds obtained through the private placements, if current trends continue, based on our most recent analysis of expenses and cash forecasts, we believe that our cash and cash equivalents will be sufficient to fund our operations into the third calendar quarter of 2021. However, the Company’s expenses, cash forecasts and other requirements are subject to change as a result of a variety of risks and uncertainties. Therefore, substantial doubt remains as to our ability to continue as a going concern.

Borderless Agreement

As part of the closing of the April 2020 Private Placements, a memorandum of understanding between the Company and Borderless Management LLC (“Borderless”), one of the new institutional investors, became binding. The memorandum of understanding requires us to, among other things, migrate a portion of our operations (relating to the holding and delivery of Pending Props) from the Props Blockchain to the Algorand blockchain; work to create a version of the Props Token that can run on the Algorand blockchain; collaborate with Borderless to increase the liquidity and availability of Props Tokens on the Algorand blockchain; collaborate with Borderless to increase the possibility of exchange listings of Props Tokens; and collaborate with Borderless to use good faith efforts to introduce existing or future Apps to the Algorand blockchain for integrating with the Props Network, as and when feasible.

Foundation Agreement

On April 24, 2020, AIHC, a Panamanian subsidiary of the Company, entered into an agreement (the “Foundation Agreement”) with Algorand Foundation Ltd. (the “Foundation”). The Foundation is a non-profit Singapore public company whose stated objectives include the establishment of an open, public and permissionless blockchain based on the Algorand protocol and open source software initially designed by Silvio Micali and others. Pursuant to the Foundation Agreement, the Company has agreed to migrate the Props Blockchain for Pending Props to the Algorand blockchain. This migration is expected to be completed within the next 3 months. The Foundation Agreement also provides that the Company and the Foundation will enter into a formal collaboration to explore the feasibility and desirability of a broader transition of the underlying infrastructure of Props Tokens from the Ethereum blockchain to the Algorand blockchain, following a successful completion of the Pending Props migration, subject to both parties reasonably concluding that completion of this broader transition is feasible on commercially reasonable terms and desirable for both the parties and the holders of Props Tokens. The Foundation Agreement offers various incentives to the Company in the event the Pending Props transition is successfully completed and in the event the broader transition is undertaken thereafter and successfully completed. There can be no assurance the Pending Props migration will be successfully completed in the time indicated, or at all, or that the broader transition will be undertaken thereafter and successfully completed.

Legal Proceedings

On May 20, 2015, a former broadcaster on the Props Live Video App filed a $10 million lawsuit against the Company with the Supreme Court of the State of New York. The plaintiff alleged that the Company had improperly terminated his broadcaster status due to an on-air altercation which led to claims of defamation, business disparagement, trade libel and breach of contract. We filed a motion to dismiss the action. On April 10, 2018, the court granted the motion and dismissed the complaint without prejudice. The plaintiff filed a notice of appeal challenging the dismissal.

On March 15, 2018, the Company received a cease and desist letter with respect to our Props trademark. We responded on March 28, 2018 and have not heard anything further. We can provide no assurances on the outcome of this matter. If the other party were to prevail, we may be required to stop using the Props trademark, which could have a material negative impact on the Props Tokens, the Props Network, and our operations.

On June 21, 2019, the Company received a license offer letter alleging infringement of, and offering a license to, certain patents. The Company believes the allegations have no merit and has not responded.

In the normal course of business, we may be named as a party to various legal claims, actions and complaints. We cannot predict whether any resulting liability would have a material adverse effect on our financial position, results of operations or cash flows.

Government Regulation

The regulatory treatment of cryptocurrencies like the Props Tokens, related technologies like those used in the Props Network, including with respect to the Props Blockchain and other blockchain technologies, and actors in the crypto-space like cryptocurrency exchanges is uncertain in many ways. In part, this uncertainty results from the need for regulators to apply existing law to a new and evolving set of technologies and assets. We anticipate that regulation will evolve as various state, federal and international government agencies take greater interest in regulation of cryptocurrencies (and related technologies and actors) and seek to apply new and existing regulation to them. In addition, various legislative and executive bodies in the United States and in other countries may adopt new laws, regulations, or guidance, or take other actions in the future.

We also anticipate that regulation will continue to vary, as it does now, among international, federal, state and local jurisdictions. Further, it is possible that self-regulatory bodies will be established and create new regulations and guidelines that affect how cryptocurrencies, the tokens, the network, and our operations.

We treat the Props Tokens as securities under the U.S. federal securities laws, based on our view that the tokens are “investment contracts” under the recent guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under SEC v. W. J. Howey Co. (the “Howey test”) to digital assets. We expect to continue to do so, in light of the current uncertainty as to how to evaluate when the Props Tokens are no longer securities. Typically, offerings of securities in the United States are required to register under the Securities Act with the SEC and, in compliance with state law, with applicable state regulators. Our plans to issue additional tokens after or outside of our Regulation A offering are subject to our ability to register or find a suitable exemption from registration for the issuance of Props Tokens in applicable jurisdictions.

Our current offering of Props Tokens relies on an exemption from registration under the federal securities laws of the United States provided by Regulation A, which also provides for preemption of state registration requirements, but which also currently limits our issuances to $50 million in tokens each year. We anticipate that this amount will be sufficient to exempt the token issuances we contemplate under this Offering Circular, but there is no guarantee that the Regulation A offering will remain sufficient for our activities. Additionally, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A and token offerings under Regulation A, there is a significant amount of regulatory uncertainty in regard to how the SEC or the individual state securities regulators will regulate both the offer and sale of the Props Tokens, as well as any ongoing compliance to which we may be subject under Regulation A. There may also be similar regulatory uncertainty with respect to certain of our planned operations in the future. This could make the addition of more Props Apps to the Props Network more costly and time-consuming process and may delay the introduction of additional functionalities for Props Tokens and other features of the Props Network, which could affect the value of Props Tokens.

By participating in the Props Network as third party app developers and receiving Props Tokens from the Company so that they may be distributed to users, the operators of third party apps that participate in the Props Network will each be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. A statutory underwriter is subject to the prospectus delivery and liability provisions of the Securities Act, Regulation M, and may be deemed to be conducting broker-dealer like activities that could in certain circumstances subject the developer to regulatory obligations.

Any future regulatory actions applicable to the Props Tokens, the Props Network, other participants on the Props Network, and our related activities could severely impact us, the Props Network, including its development, and the value of the Props Tokens. We may need to restructure operations, the Props Network or our plans for the Props Network significantly to comply with any new regulation or guidance. Failure to do so adequately or quickly enough could result in regulatory action (such as investigations by a government or a self-regulatory organization or private litigation or administrative actions) that requires us to spend significant time and effort, which would pull our attention away from the core of our business and potentially deplete our resources. It could also result in negative publicity. Regulatory change could even potentially result in the Props Tokens or certain operations or planned operations of the Company, Props PBC or other Props Network participants, including third party app developers or Validators, being viewed as impermissible, which could result in a need for dramatic alterations or termination to these operations or planned operations. Regulatory action could also affect the rights of holders of the Props Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

It is possible that at some point in the future, we will be able to treat the tokens as non-securities for purposes of applicable law. This could generally mean that the tokens and our business would be subject to fewer regulations and restrictions, although it is also possible that alternative regulatory regimes would take their place. We do not currently have significant guidance on when or how we might be able to treat the tokens as non-securities.

The Props Tokens distributed in the Regulation A offering will not be restricted securities under federal securities law, and YouNow anticipates that upon issuance, these tokens will be usable without restriction on the Props Network. Secondary purchase and sales of the Props Tokens may occur on third-party exchanges and other platforms or through direct purchases and sales by token holders. As of the date hereof, however, we are not aware of any national securities exchanges or exchanges that have been approved by FINRA or registered under Form ATS with the Securities and Exchange Commission to support the trading of Props Tokens on the secondary market.

A summary of certain other potential regulatory issues is contained in section of the Offering Circular entitled “Description of the Business – Government Regulation” and succeeding sections. As discussed in the Offering Circular, we generally believe that our business and is compliant with these regulations, but in certain cases there may be uncertainty related to that conclusion.

Corporate Headquarters

Our corporate headquarters are currently located in New York, New York at 161 Bowery. We occupy this space pursuant to a sublease, which we entered into on July 26, 2019 and which will expire at the end of June 2020. Props PBC’s corporate headquarters are located in the same premises. When that lease expires, we believe that it may be more appropriate to allow our employees to work remotely. As a result, we do not intend to seek to renew the lease or to find replacement office space.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with the consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. As a result, our actual results may differ materially from those anticipated in these forward-looking statements. See “Special Notes Regarding Forward-Looking Statements.”

Overview

YouNow is the issuer of Props Tokens, a cryptographic token that exists on the Ethereum blockchain, and the operator of the Props Network, a blockchain-based infrastructure that is designed to include an open, decentralized network of consumer-facing mobile and web-based apps (collectively, “Props Apps”) that incorporate the Props Tokens into their operations. We view Props, by which we mean the Props Network, Props Apps, Props Tokens, and other elements of our infrastructure, collectively, as a project that is intended to empower users in the digital economy and help app developers align with their engaged users. We expect Props Apps to operate, in some regards, as traditional apps that may be downloaded and accessed by users in a manner similar to any other mass market app, but Props Apps will share a common, special feature: the ability to provide an extra level of premium, built-in functionality to users who hold Props Apps. YouNow’s first mobile application, the Props Live Video App, provides a platform on which any user can broadcast to a live audience, watch video content and engage with content creators (broadcasters) and other users. In February 2020, the Company sold the Props Live Video App, and is now focused exclusively on growing the Props Token economy.

Going Concern

Our consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, there is substantial doubt regarding our ability to do so. As a result of our sale of assets relating to and including the Company’s Props Live Video App, we raised cash, and following the sale we have been able to raise additional financing based on our transition to a “pure play” token and network propagation business. However, as a consequence of the sale, we will no longer generate revenues from the sale of digital goods, and we have in the past relied on the sale of digital goods, as well as proceeds from the sale of Props Tokens and other securities, to fund our operations. There can be no assurance that we will be able to generate cash from operations and financing activities sufficient to maintain our business over the next year, and thereafter until we achieve self-sustainability and profitability.

Results of Operations

Revenue

Through 2019, YouNow derived revenue principally from the sale of in-app digital goods purchased by users to support content creators. In the Props Live Video App, we sold an in-app currency called “Bars” that was used to make purchases within the Props Live Video App, but could not be transferred out of the app. In our Rize app, which was merged into the Props Live Video App in October 2018, we sold “Coins,” which served the same purpose. In addition to the in-app currency, we also sold subscriptions to certain content within the Props Live Video App. The majority of our revenue has been derived from the operation of the Props Live Video App, with a very small percentage of revenue derived from the operation of the Rize app. The Rize app was merged into the Props Live Video app in October 2018 and no longer exists as a separate app.

YouNow recognized revenue upon the sale of digital goods as management believes that the digital goods were materially consumed within two days following their initial purchase. Revenues were recorded gross of platform fees, applicable taxes and foreign exchange fees. Platform fees differ by platform: Apple and Google platform fees are 30% of gross revenue while PayPal and Braintree platform fees are less than 4% of gross revenue. The revenue we earned from the sale of digital goods was split between YouNow and popular content creators based on arrangements between YouNow and each content creator.

YouNow has also, in the past, derived revenue from the sale of advertising services. YouNow sold advertising to companies that promote their brand through in app branding, which were displayed in the YouNow app. These advertisements were only sold within the Props Live Video App. YouNow has discontinued the sale of advertising and advertisements are not presently sold within the Props Live Video App. The revenue was recorded gross and was recognized in the period in which the advertising services occurred.

Cost of Revenue

Cost of revenue consisted principally of revenue sharing with our content creators, platform fees and expenses related to matters related to hosting and bandwidth. The percent of this revenue we shared with content creators was generally 60% of net revenue spent on the “Bars” or other digital goods sent to the content creator. Net revenue in this instance can be defined as gross revenue net of platform fees, taxes and foreign exchange fees charged by the platform providers (i.e., Apple, Google, Braintree & PayPal). Certain higher value content creators (which we may have identified based on higher revenue generated, new registered users (which we may have identified based on web and app traffic metrics), concurrent viewers or other important metrics) may have received a higher percentage of this revenue pursuant to contracts we had with the content creator. The allocation to content providers is accounted for in cost of revenue on a monthly basis based on a computation of the Bars that were purchased and used in connection with the content the user created.

In addition to revenue share with our content creators, we paid hosting and bandwidth costs, and we paid music license fees on a quarterly basis to music publishers based on U.S. generated revenue. These fees total less than 0.5% of total expenses in all periods presented.

Research and Development Expenses

Research and development expenses represent costs incurred by us for the development of the Props Network and include: employee-related expenses, including salaries, benefits, travel and stock-based compensation expense; external research and development expenses incurred under arrangements with third parties, such as consultants; advisor token grants entered into with unaffiliated individuals and companies who provide advisory services in exchange for Props Tokens; license fees; and other expenses, which include administrative functions. For historical periods prior to the sale of the Props Live Video App, which occurred in February 2020, research and development expenses also included research and development expenses attributable to the Props Live Video App.

Research and development activities accounted for a significant portion of our operating expenses. Our current business strategy includes growing the Props Network and creating an increasingly decentralized economy of consumer apps, where YouNow will play an increasingly smaller role in making key decisions affecting the Props Network.

Other Income (Expense)

Other income (expense) consists principally of gains and losses from the sale of cryptocurrencies, mostly related to Ether and Bitcoin cryptocurrency as well as proceeds generated from the private placements of SAFTs and sale of DPAs and token offering expenses. The gains and losses were determined based on the sale price minus the cost basis of the cryptocurrency. The cost basis is determined at the market price of the cryptocurrency at the time that the cryptocurrency was initially received, less impairment charges. For purposes of determining realized gains and losses, the cost of cryptoassets sold is based on specific identification—where, each cryptoasset sold is traced back to the YouNow wallet address where it was held when first acquired, allowing YouNow to determine an original cost basis for the cryptoasset. Because of volatility in the price of cryptoassets, YouNow’s realized gain on the sale of digital currencies is subject to significant variability, which may also lead to significant variability in other income.

YouNow has generated proceeds from private placement of SAFTs. For accounting purposes, YouNow recognizes proceeds from these arrangements as other income (token development income). See the section titled “—Critical Accounting Policies and Significant Judgements and Estimates—Other Income” below for details.

Year ended December 31, 2018 Compared to Year ended December 31, 2019

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	Year Ended December 31,		Change
	2018	2019	Amount	%
Revenue	$16,656,939	$9,845,347	$(6,811,592)	(41)%
Operating expenses:
Cost of revenue	$12,008,467	$6,786,653	$(5,221,814)	(43)%
Research and development	$5,515,143	$4,975,077	$(540,066)	(10)%
Sales and marketing	$2,873,329	$2,244,108	$(629,221)	(22)%
General and administrative	$5,188,628	$4,961,927	$(226,701)	(4)%
Other income (expense):	$(4,959,793)	$20,802,489	$25,762,282	519%
Taxes	$16,365	$21,867	$5,502	34%
Net income (loss)	$(13,904,786)	$11,658,204	$25,562,990	184%

Revenue

Revenue decreased by $6.81 million for the financial year ended December 31, 2019, due to a decrease of $6.92 million in digital goods revenue offset by an increase in other revenue of $0.1 million. The digital goods revenue decrease was principally due to a decrease in traffic to the Props Live Video App, which resulted in reduced revenue per user. Traffic to the Props Live Video App declined from an average of 1.803 million monthly unique users during the financial year ended December 31, 2018 to an average of 1.344 million monthly unique users during the financial year ended December 31, 2019. The decline occurred principally prior to July 11, 2019; from that date (the date on which Props Tokens were qualified) until December 31, 2019, traffic increased. As a result of the decline in monthly unique users, monthly revenue per unique user declined from $0.77 cents per unique user in the financial year ended December 31, 2019 to $0.61 cents per unique user in the financial year ended December 31, 2019.

Cost of Revenue

Cost of revenue decreased by $5.22 million for the financial year ended December 31, 2019, due to a $2.64 million decrease in partner revenue share expense resulting from a decrease in total revenue, a $1.92 million decrease in processing fees due to a lower volume of transactions and a $0.66 million decrease in hosting and bandwidth cost resulting from a decrease in traffic to the Props Live Video App and continued optimization of hosting and bandwidth costs.

Research and Development Expenses

Research and development expenses decreased by $0.54 million for the financial year ended December 31, 2019, due to a decrease of $1.88 million in salaries attributed to research and development related a reduction in headcount offset by a $0.15 million increase in expenses related to blockchain development and a $1.19 million increase in expenses related to advisor and app grants.

Sales and Marketing Expenses

Sales and marketing expenses consist of marketing, public relations, and content management. Sales and marketing expenses decreased by $0.63 million for the financial year ended December 31, 2019, due to a decrease of $0.42 million in salaries related a reduction in headcount and a decrease of $0.21 million in marketing expenses for partner marketing, event marketing and user acquisition.

General and Administrative Expenses

General and administrative expenses consist of salaries and personnel-related costs, including non-cash stock-based compensation, for our personnel in executive, legal, finance and accounting, human resources and other administrative functions, non-litigation legal costs, as well as fees paid for accounting and tax services, consulting fees and facility costs not otherwise included in research and development expenses. General and administrative expenses decreased by $0.23 million for the financial year ended December 31, 2019, due to a decrease of $0.51 million in fixed hosting expenses from a reduction in Props Live Video traffic and cost optimizations, a decrease of $0.29 related to travel, a decrease of $0.15 related to recruitment costs a decrease of $0.13 million related to lower moderation costs and a decrease of $0.09 million from the reduction of office overhead expenses offset by an increase of $0.62 million related to an increase in salaries, benefits and stock option compensation related to retention based bonus payment and stock option grants made in 2019 as well as an increase of $0.17 million related to rent resulting from the lease of new office space and an increase of $0.15 million related to a new directors’ and officers’ insurance policy with a higher premium.

Other Income (Expense)

Other income (expense) increased by $25.76 million for the financial year ended December 31, 2019, due to the distribution of Props Tokens to SAFT purchasers, DPA purchasers and advisors which increased other income by $20.93 million, an increase of $1.55 million from gains upon the liquidation of cryptocurrency, an increase of $0.11 million in rental income, a decrease in other expenses of $3.17 million from a decrease in token offering expenses and no impairment expense in 2019 on our cryptocurrency holdings.

Taxes

Taxes increased by $0.005 million mainly due to an increase in minimum taxes due on prior year gross receipts.

Trend Information

Revenue Trends

Digital goods revenue related to the sale of Bars have ceased as of February 2020 due to the disposition of the Props Live Video App. We also do not expect to receive rental income in the future. In the future, we may receive additional proceeds through the sales of Props Tokens by providing services to apps on the Props Network, or through other means. In April 2020, the Company closed private placements with respect to the sale of Props Tokens to multiple investors. See “Token Sales—April 2020 Private Placements.”

Expense Trends

We expect operating expenses in the future to remain low, compared to past historical periods, principally due to the significant decrease in personnel costs associated with the sale of the Props Live Video App (including research and development and sales and marketing related personnel costs), as well as lower overhead cost and the elimination of office rent starting in July 2020. Costs of revenue were associated with revenue from the Props Live Video App, which was sold, and thus should be eliminated.

Liquidity and Capital Resources

Sources of Funds

Historically, YouNow has funded operations through revenue generated through the Props Live Video App and from debt financing and sales of securities. See “Token Sales—April 2020 Private Placements.” YouNow’s cash and cash equivalents on hand as of December 31, 2019 were $2.11 million. YouNow’s cash and cash equivalents on hand as of December 31, 2018 were $7.18 million.

In the future, we plan to fund our operations and capital funding needs through the sales of Props Tokens. The sale of Props Tokens may result in dilution of the existing supply of Props Tokens. We may also continue to fund our operations and capital funding needs through equity financing. The sale of additional equity would result in dilution to our equity holders. If we are not able to secure adequate additional funding we may be forced to make additional reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. To the extent that we raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain rights to the Props Network and related software, future revenue streams, research programs or grant licenses on terms that may not be favorable to us. Any of these actions could harm our business, results of operations and future prospects.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019
Net cash used in operating activities	$(10,060,774)	$(5,497,261)
Net cash provided by (used in) investing activities	$(103,597)	$30,452
Net cash provided by (used in) financing activities	$(2,714,064)	$396,645

Net Cash Used In Operating Activities

The use of cash in all periods resulted principally from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities for the financial year ended December 31, 2019 was $5,497,261. This principally consisted of $11.66 million in net income, $1.74 million in prepaid expenses and other assets, $0.82 million in proceeds from the liquidation of Bitcoin, $0.33 million in accounts receivable and $1.27 million in non-cash items, including depreciation, amortization, stock compensation expenses and token development obligations. These proceeds were offset by a $0.63 million decrease in accounts payable and accrued expenses, $0.43 million decrease in restricted receivables and a $20.18 million expense of non-cash items related to the distribution of a portion of the Company’s token obligations and a net loss on the liquidation of Bitcoin.

Net cash used in operating activities for the financial year ended December 31, 2018 was $10,060,774. This principally consisted of $13.90 million in net losses, $2.36 million paid to investors who accepted the offer of a rescission of their SAFT purchases and a $1.10 million decrease in accounts payable and accrued expenses. These expenses were offset by $2.37 million in proceeds from the liquidation of Ether, $1.45 million decrease in other cash items such as prepaid expenses and accounts receivable and non-cash items totaling $3.36 million which includes the depreciation, amortization, the impairment of cryptocurrencies and the gain on the sale of Ether.

Net Cash Provided by (Used In) Investing Activities

Our investing activities have consisted principally of property and equipment purchases for computer-related equipment, capitalization of software development costs and investments in cryptocurrencies. Capitalized software development costs are related to new applications or improvements to our existing software that expands the functionality of our network.

Net cash provided by investing activities for the financial year ended December 31, 2019 was $30,452. This principally consisted of the sale of furniture and fixtures totaling $0.03 million.

Net cash used in investing activities for the financial year ended December 31, 2018 was $103,597. This principally consisted of $0.08 million in acquisition of computer-related equipment and $0.03 million in the acquisition of a font license, offset by $0.01 million in proceeds from the sale of office furniture.

Net Cash Provided By (Used In) Financing Activities

Substantially all of the net cash provided by financing activities in all periods presented was the result of proceeds received under a line of credit and sales of our Series A and Series B preferred stock.

Net cash provided by financing activities for the financial year ended December 31, 2019 was $396,645. This principally consisted of proceeds from a line of credit in the amount of approximately $0.43 million offset by $0.04 million for the repayment of notes payable related to the sale of DPAs.

Net cash used in financing activities for the financial year ended December 31, 2018 was $2,714,064. This principally consisted of the repayment in principal of the remaining line of credit in the amount of $2.50 million and the repayments of notes payable in the amount of $0.33 million. These expenses were offset by the proceeds from notes payable in the amount of $0.12 million.

Capital Commitments

We currently have no commitments to make capital expenditures.

Assets, Liabilities and Stockholders’ Equity (Deficit)

Current Assets

As of December 31, 2019, our total current assets were $2,614,089, compared to $9,750,634 as of December 31, 2018. This change was principally due to a $6,901,819 decrease in cash resulting from net losses, a $633,302 decrease in cash used to pay accounts receivable and accrued expenses and a $39,116 decrease in cash from the repayment of notes payable offset by a $30,452 increase in cash from the sale of furniture and equipment and a $396,645 increase in cash from the proceeds from a line of credit.

Restricted Receivables

As of December 31, 2019, our restricted receivables was $430,721, compared to $0 as of December 31, 2018. This change was principally due to a loan agreement secured by the Company’s receivables entered into in December 2019 with an unaffiliated lender.

Property and Equipment

As of December 31, 2019, our net property and equipment was $50,350, compared to $153,800 as of December 31, 2018. This change was principally due to the sale and disposition of furniture and fixtures.

Intangible Assets

As of December 31, 2019, our net intangible assets were $1,461,616, compared to $2,150,031 as of December 31, 2018. This change was principally due to a reduction of $374,270 in cryptocurrency holdings due to sale of those holdings, as well as the amortization of our developed technology.

The following table provides additional information regarding our developed technology and cryptocurrency holdings.

	1/1/2018	+	—	12/31/2018	1/1/2019	+	—	12/31/2019
Intangible Assets	Beginning Balance	Additions	Reductions	Ending Balance	Beginning Balance	Additions	Reductions	Ending Balance
Developed Technology	$1,946,599	$—	$(228,015)	$1,718,584	$1,718,584	$—	$(310,997)	$1,407,587
Intellectual Property	$—	$31,468	$—	$31,468	$31,468	$—	$(3,148)	$28,320
Bitcoin	$1,751,839	$—	$(1,367,648)	$384,191	$384,191	$—	$(374,270)	$9,921
Ether	$3,851,185	$—	$(3,835,397)	$15,788	$15,788	$—	$—	$15,788
Total	$7,549,623	$31,468	$(5,431,060)	$2,150,031	$2,150,031	$—	$(688,415)	$1,461,616

The market prices of cryptocurrencies, including Ether and Bitcoin, experienced significant volatility during 2019. As of December 31, 2019, the market price of Ether was $129.61 and the market price of Bitcoin was $7,193.60. This represents a decrease of approximately 3% and an increase of approximately 92%, respectively, from their prices as of December 31, 2018. The price fluctuations of cryptocurrencies may have a significant effect on the value of YouNow’s cryptocurrency reserves.

Current Liabilities

As of December 31, 2019, our total current liabilities were $3,806,811, compared to $23,465,766 as of December 31, 2018. This decrease was principally due to a reduction of $18,748,835 in token development obligations related to the distribution of the Props Tokens and a decrease of $633,308 in accounts payable and accrued expenses due to a reduction in overall expenses for 2019 and a reduction of $626,009 in notes payable due to the distribution of tokens related to the sale of DPAs offset by an increase of $430,721 in a line of credit related to a secured loan agreement entered into in December 2019.

Stockholders’ Equity (Deficit)

As of December 31, 2019, our total stockholders’ equity was $749,965, compared to a total stockholders’ deficit of $11,411,301 as of December 31, 2018. This change was principally due to an increase of $438,403 in additional paid-in capital due to the granting of additional employee stock option grants and the conversion of preferred shares to common shares and a decrease to our deficit of $11,658,204 resulting from net gains during the financial year ended December 31, 2019.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Significant Judgements and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgements and estimates.

Income Recognition

Token Development Income

The Company accounts for its token development agreements as research and development arrangements under Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 730-20, Research and Development Arrangements. The Company has concluded that, under the SAFTs, the research and development services it was obliged to provide were limited to the creation of the Props Live Video App’s platform and the creation and delivery of a functional token. The completion of these research and development services principally required the creation of the Token Code (an ERC-20 “smart contract”); building the distribution mechanism for Props Tokens, including a mechanism for effecting any vesting under SAFTs; developing the Rize app, including basic “wallet” functionality in the Rize app and merging it into the Props Live Video App; and building Props-specific exclusive features in the Props Live Video App.

Pursuant to ASC 730-20, the Company recorded a liability for amounts received from SAFT purchasers that were refundable pursuant to the terms of the SAFTs. Pursuant to the terms of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events, including the issuance of Props Tokens upon an application launch, the payment or setting aside for payment of amounts payable to the SAFT purchaser upon the dissolution of the Company, or the reaching of a termination date, as specified by amendments to the SAFTs dated March 4, 2018, set as twelve months after the amendment’s effective date. See “Token Sales” for additional information. If a SAFT terminated pursuant to the expiration of this deadline, the SAFT purchaser’s purchase amount was refundable. As a result, this liability was recorded as token development obligations on the Company’s consolidated balance sheets as of December 31, 2019 and 2018. At all times prior to the issuance of the Props Tokens pursuant to the SAFTs, the Company has recorded a liability equal to its repayment obligations.

The Company has concluded that upon delivery of the Props Tokens to the SAFT purchaser in accordance with the SAFT, it has completed its services and has performed all of its research and development obligations owed to SAFT holders under the SAFTs. YouNow completed these services by March 4, 2019 in connection with the initial delivery of the Props Tokens to SAFT purchasers, and as a result, the Company has concluded that as of March 4, 2019 it had performed all of its research and development obligations owed to SAFT holders under the SAFTs. See “Token Sales” for additional information. While the Company will continue to develop the functionality of the platform, it does not consider other activities associated with the Props Network to be part of the Company’s research and development services under the SAFTs, and upon delivery of the Props Tokens to the SAFT purchaser, it will have no remaining obligations under the SAFTs, including with respect to the further development of the network, the enhancement of the Props Tokens issued, or with respect to any refunds. Upon issuance and delivery of Props Tokens to SAFT purchasers, the Company offsets the token development obligation liability and recognizes token development income within other income (expense) in the Company’s consolidated statements of operations and comprehensive loss. Further, upon the Company fulfilling its contractual obligations under the SAFT by delivery of the Props Tokens to the purchaser’s electronic wallet, the Company has no intention of refunding the SAFT purchase amount under any circumstances. As a result, the Company has concluded there are no surrounding conditions under which they would repay any of the SAFT purchase amounts.

The Company recognized token development income of $19,151,035 in 2019, and $0 in 2018. Total research and development expenses incurred under the token development arrangements are included in research and development in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2019 and 2018. In the future, changes in YouNow’s circumstances or changes in applicable accounting standards may permit or require us to change our accounting policies, and we will fully disclose any such change in our accounting policies.

Digital Goods Income

Effective January 1, 2019, the Company adopted Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers related to the Company’s sale of digital goods. Under ASC 606, the Company should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. In accordance with ASC 606, the core principles are:

1) identify the contract with customer;

2) identify the performance obligations in the contract;

3) determine the transaction price;

4) allocate the transaction price; and

5) recognize revenue when or as the entity satisfies a performance obligation.

The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements and disclosures. Payments from digital goods purchasers are non-refundable and relate to non-cancellable contracts that specify the Company’s obligations. The satisfaction of the performance obligation occurs at the time of sale of digital goods since Management estimates the digital goods are consumed within two days after the initial purchase.

In accordance with Accounting Standards Update (“ASU”) 2016-08, Principal versus Agent Considerations (Topic 606) (Reporting Revenue Gross versus Net), the Company evaluates its agreements with mobile platforms to determine whether the Company is acting as the principal or as an agent in the sales of digital goods to determine if revenue should be reported gross or net. The key indicators that the Company used for such determination includes:

1) the terms and conditions of the Company’s contract with the mobile platforms;

2) the party responsible for determining the type, category, and quantity of methods to generate revenue;

3) whether the Company is paid a fixed percentage of the arrangement for each transaction;

4) the party which sets the pricing with the end-user and has the credit risk; and

5) the party responsible for the fulfillment of the digital goods.

Based on the evaluation of the key indicators, the Company has determined that it is acting as the principal to the digital goods purchaser.

For revenue earned through mobile platforms, the transaction price is equal to the gross amount the Company charges to each digital goods purchaser. The related mobile platform and payment processing fees are recorded as cost of revenue in the period incurred.

Effective January 1, 2019, the Company adopted ASU 2016-08 and has applied the changes retrospectively. The retrospective change did not have an impact on the carrying amounts of assets and liabilities and no offsetting adjustments were necessary to opening retained earnings. The effects of adopting ASU 2016-08 to the December 31, 2018 consolidated statement of operations and comprehensive loss were (1) revenue from digital goods increased by $4,279,607 to eliminate mobile platform and payment processing fees and (2) cost of revenue was increased by $4,279,607 to include mobile platform and payment processing fees. Prior to the adoption of ASU 2016-08, revenues from the sale of digital goods were reported net of mobile platform and payment processing fees.

Props Tokens

During the year ended December 31, 2019, YouNow began to issue and deliver Props Tokens under the terms of the SAFTs and the DPAs as described under “Token Sales.” YouNow has accounted for all Props Tokens held by YouNow, Inc. and its subsidiaries as internally-generated intangible assets on the balance sheet with zero carrying value. Issuance of Props Tokens to any vendor, employee, user, broadcaster, etc. will be expensed at the time that service is rendered or tokens are issued depending on the nature of the transaction. The use of Props to pay vendors, employees, users, broadcasters, etc. is a non-monetary transaction under ASC 845, Nonmonetary Transactions, and has been accounted for at the undiscounted price per token $0.1369 for transactions occurring in 2019. In the future, these non-monetary transactions will be accounted for at fair value on the measurement date of the transaction based on prices on an active exchange if such an exchange exists or other similar method of measurement. Because the tokens currency have no carrying value in our financial statements, use of these tokens will result in a gain equal to the fair value of the tokens distributed.

Value of Cryptocurrencies

YouNow has determined that cryptocurrencies should be classified as intangible assets with indefinite useful lives, and as such, they are recorded at their respective fair values as of the acquisition date. YouNow does not amortize intangible assets with indefinite useful lives. Indefinite-lived intangible assets must be reviewed at least annually for possible impairment, or more frequently if an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of the intangible assets is below their carrying values. Because there are active markets for the types of cryptocurrencies that YouNow holds, which generate quoted prices, we recognize impairment caused by decreases in fair value based upon quoted prices for identical instruments in such markets.

Item 3. Directors and Officers

Executive Officers and Directors

Our executive officers and directors, including the executive officers and directors of our corporate parent, YouNow, Inc., and their ages and positions are as set forth below:

Name	Age	Position

Executive Officers
Adi Sideman	49	Founder, President and Chief Executive Officer, Director, YouNow, Inc.
Yonatan Sela	36	Chief Business Officer, YouNow, Inc.

Directors
Oren Zeev	55	Director, YouNow, Inc.
Andy Weissman	53	Director, YouNow, Inc.
David Pakman	50	Director, YouNow, Inc.
Shaival Shah	44	Director, YouNow, Inc.

Significant Employees
Peter Watts	31	Chief Technology Officer, YouNow, Inc. and Props PBC
Jonathan Achai	42	Chief Engineer, YouNow, Inc.

Executive Officers

Adi Sideman is the Founder, President and Chief Executive Officer of YouNow, and a member of its board of directors. Mr. Sideman has also been the President and Secretary and a member of the board of directors of Props PBC since September 2018. Mr. Sideman is an entrepreneur in participatory media, with more than 20 years of experience creating applications and companies in the user-generated video space. Prior to YouNow, Adi produced the first-ever animated ads on AOL and created more than 30 online games for major studio franchises. In 1999, he founded the interactive media technology firm Oddcast, which continues to develop interactive media applications such as “Elf Yourself”. In 2005, Adi co-founded KSolo, the first online karaoke service (acquired by Fox Interactive/MySpace) and, in 2006, Adi co-founded audio ad network TargetSpot, a joint venture with CBS (acquired by Radionomy). He attended graduate school at the Interactive Telecommunications Program at NYU’s Tisch School of the Arts and received his undergraduate degree from NYU Film School.

Yonatan Sela is the Chief Business Officer of YouNow. He has led YouNow’s product strategy business development since January 2015. Mr. Sela has also been the co-founder and a member of the board of directors of Props PBC since September 2018. Mr. Sela is an entrepreneur and digital media executive, and was a founding team member of the video platform Tvinci, where he spent five years as Vice President of Marketing and Product Strategy. Prior to YouNow, he worked at Venrock from June 2014 until January 2015, focusing on the digital media and blockchain verticals. Mr. Sela was also a co-founder of Bookn’tell, Inc., an application that simplifies referrals for local service businesses. Mr. Sela is an Air Force Captain and a Boston Consulting Group alumnus. He holds an M.B.A. from The Wharton School at the University of Pennsylvania and B.A.’s in Economics and Philosophy from Tel Aviv University.

Significant Employees

Peter Watts is the Chief Technology Officer for both YouNow and Props PBC, running all blockchain integrations and how they relate to the platform’s ecosystem. Since joining in October 2014, Mr. Watts has led many platform initiatives, such as the development of YouNow’s web application and spearheading YouNow’s growth team. From October 2011 until September 2014, Mr. Watts worked at Swarm.fm, a music discovery company and early partner on the Spotify App Platform that he co-founded. Mr. Watts is a self-taught software engineer who previously built applications for bands and music venues.

Jonathan Achai joined YouNow at its inception in 2011 and is currently its Chief Engineer. Mr. Achai has lead engineering efforts at YouNow involved in video, product engineering, and infrastructure development, and is currently leading engineering on YouNow’s platform and blockchain team. Before YouNow, Mr. Achai developed frontend and backend products at Oddcast, developing numerous user generated content applications, and has over 20 years of experience. He has been a computer science engineer since childhood and received a B.A. from Hunter College in computer science.

Board of Directors

Oren Zeev has served on YouNow’s board since 2011, and a Founding Partner at Zeev Ventures. Mr. Zeev typically leads the rounds in which he invests and plays a very active role in the companies in which he invests. Mr. Zeev currently serves on the boards of Houzz, Duda (Chairman), Tipalti (co-founder and Chairman), Next Insurance, TripActions, Reali, Homelight and others. Mr. Zeev was the lead investor in Audible (Nasdaq: ADBL, acquired by AMZN) and a major early investor and board member in Chegg (NYSE: CHGG). Prior to this, Mr. Zeev was a General Partner at Apax Partners, where he led the US Tech practice. Mr. Zeev holds a BSc Cum Laude from the Technion in Israel, and an M.B.A. with distinction from INSEAD in France.

Andy Weissman has been a member of YouNow’s board of directors since 2012 and is a partner at Union Square Ventures. Mr. Weissman began his career in the Internet in the mid-90s. Prior to joining USV, in 2007 he co-founded betaworks, which both created and invested in social, real-time applications and services. Mr. Weissman was born in New York City and has a B.A. from Wesleyan University and a J.D. from Georgetown University Law Center.

David Pakman has been a member of YouNow’s board of directors since 2014, and has been a Partner at Venrock since 2008 and focuses his investment strategy on early stage consumer and enterprise internet companies. Before Venrock, he spent 12 years as an internet entrepreneur. Mr. Pakman was the CEO of eMusic, the world’s leading digital retailer of independent music, second only to iTunes in number of downloads sold. Prior to joining eMusic, Mr. Pakman co-founded Myplay in 1999 in Redwood City, CA, which introduced the “digital music locker” and pioneered the locker category. In 2001, Myplay was sold to Bertelsmann’s ecommerce Group. Before Myplay, he was Vice President at N2K Entertainment, which created the first digital music download service. He also was the co-creator of Apple’s Music Group and worked at Apple for five years.

Shaival Shah has been a member of YouNow’s board of directors since 2011 and has 18 years of operating, VC/PE investing and deal experience across early to growth-stage technology startups, with a particular expertise in developing and commercializing online products, business and product strategy, monetization, corporate development, business development and growth. Mr. Shah particularly focuses on utilizing technology, product design and native business models to disrupt existing, incumbent industries by understanding industry structures, money flow and product inefficiencies/gaps. Mr. Shah has served these roles at start-ups and growth-stage companies where he’s built and managed teams of various sizes.

Mr. Sideman is the remaining member of the board of directors of YouNow.

Board Composition and Risk Oversight

The board of directors of YouNow is currently composed of five members. The certificate of incorporation and bylaws of the Company provide that the number of directors shall be at fixed from time to time by resolution of the board of directors. There are no family relationships among any of the directors or executive officers.

During 2019, the board of directors met seven times.

Voting Agreement

The holders of a majority of the issued and outstanding shares of Common Stock shall be entitled to elect up to six (6) directors to YouNow’s board of directors. Certain of our stockholders holding, in aggregate, a majority of our Common Stock have agreed to elect, replace and dismiss members of the YouNow board of directors in accordance with the terms of that certain Voting Agreement, dated as of April 3, 2019 (the “Voting Agreement”), by and between YouNow, Shatki Group, Zeev Children Trust, Zeev Ventures II, L.P., USV Investor 2012 Fund, LP, Union Square Ventures 2012 Fund, LP, USV 2012, LP, Venrock Associates VI, L.P., Venrock Partners VI, L.P., and Adi Sideman (collectively, the “Voting Agreement Stockholders”). Pursuant to the terms of the Voting Agreement, on all matters relating to the election and removal of directors, the Voting Agreement Stockholders have agreed to vote all shares beneficially owned by them so as to elect members of YouNow’s board of directors as follows: (i) one individual designated by the Shatki Group, initially Oren Zeev, (ii) one individual designated by Union Square Ventures 2012 Fund, LP, initially Andy Weissman, (iii) one individual designated by Venrock Associates VI, L.P., initially David Pakman, (iv) one individual designated by Adi Sideman, which shall initially be Adi Sideman, and (v) one individual designated by the unanimous agreement of the other members of YouNow’s board of directors, initially Shaival Shah. Further, the Voting Agreement Stockholders have agreed that any vote taken to remove any director elected pursuant to the foregoing requirements, or to fill any vacancy created by the resignation, removal or death of such a director, will also be subject to these designation rights, and at the request of the party with a designation right over a certain director, the Voting Agreement Stockholders have agreed to vote to remove that director.

In addition, pursuant to the Voting Agreement, the Company has agreed not to take certain actions without the written consent or vote of Adi Sideman and the majority of the shares of Common Stock held by Venrock Associates VI, L.P., Venrock Partners VI, L.P., Comcast Ventures, Shatki Group, Zeev Ventures II, L.P., Zeev Children Trust, Union Square Ventures 2004, L.P., Union Square Ventures 2012 Fund, LP, USV Investor 2012 Fund LP, USV 2012, LP, Oren Dobronsky, Founder Collective Management Co., LLC, Founder Collective Entrepreneurs’ Fund, LLC, Richard Sarnoff, Donald R. Katz, Thrive Capital Partners, Talmadge O’Neill, Senja Holdings LLC, Silicone Alley Venture Partners LLC, Upstage Ventures, Gary Ginsberg, Ruvi Shaibal, Radioone, LLC, Valley Investment Ventures, LLC, Landan Family Trust, Samuel Zysman, Eran Shir, John Albanese, Gekko Holdings, LLC, Gyanni Family Trust, DRRN Ltd., Tal Barnoach, Eric and Susan Luhrs Living Trust, Adil Haque, Chen Amit, SG VC LLC, Dovi Frances, Grabiner LLP, Zohar Gilion LTD, Christopher Dixon, Primera Capital, Brett Rochkind, Jacqueline Reses, Collab + LINE LLC, Rahul Meta, Scott Mead, KTW Schindler Investments S.A., Broadway Video Ventures LLC, S-Curve Holdings LLC, Ali Rowghani, Milestone Venture Partners III LP, Milestone Venture Partners III New York LP, and Milestone Venture Partners IV LP. The actions subject to this consent right include: (i) altering or changing the rights, powers or privileges of Common Stock by way of amending the certificate of incorporation or bylaws or otherwise, (ii) increasing or decreasing the authorized number of shares of Common Stock, (iii) authorizing or creating (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on parity with the Common Stock; (iv) redeeming or repurchasing any shares of capital stock (other than pursuant to Company’s right to repurchase shares at the original cost, including as may result from equity incentive agreements with service providers giving the Company the right to repurchase shares upon the termination of services); (v) effecting any Deemed Liquidation Event (as defined in the certificate of incorporation), merger, other corporate reorganization, sale of control or any transaction in which all or substantially all of the assets of the Company are sold; (vi) amending or waiving any provision of the Company’s Restated Certificate or Bylaws; (vii) declaring or paying any dividend or otherwise making certain distributions to holders of any series of capital stock; (viii) increasing or decreasing the authorized number of directors of the Company constituting the board of directors; or (ix) liquidating, dissolving or winding-up the business and affairs of the Company, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the above-described required approvals.

The Voting Agreement includes a provision under which parties to the agreement agreed to waive their right to a trial by jury with respect to disputes arising under the agreement. However, YouNow does not believe that claims under the federal securities laws shall be subject to the waiver of the right to a jury trial, and YouNow believes that these provisions do not impact the rights of the parties to the agreement to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite a potential investor agreeing to the provisions in the agreement, investors will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder. The Voting Agreement does not define or limits the rights of Props Token holders.

Forum Selection

The bylaws of YouNow provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for certain litigation matters, including any derivative action. The choice of forum provision as set forth in the bylaws of YouNow does not apply to any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. YouNow does not believe that its bylaws define or limit the rights of Props Token holders.

Limitation of Liability and Indemnification

The certificate of incorporation and bylaws of YouNow provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by the Delaware General Corporation Law, we have entered into separate indemnification agreements with each of the directors of YouNow that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We wish to maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. However, we have found that the premiums offered in the market for such insurance policies are especially high for companies in the cryptographic token business. We are continuing to weigh the costs and benefits to us of maintaining such insurance. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

Subject to certain limitations, the bylaws of Props PBC limit the liability of YouNow, its sole shareholder, for monetary damages and provide that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to its sole member.

The bylaws of Props PBC provide that to the fullest extent permitted by applicable law YouNow will not be liable to Props PBC. YouNow shall not be liable against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of Props PBC and attorney’s fees and disbursements) arising from the performance of any of its obligations or duties in connection with its service to Props PBC or the bylaws of Props PBC, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which YouNow, or any of its directors or officers, may hereafter be made party by reason of being or having been our sole member.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Non-Employee Director Compensation

To date, none of our non-employee directors has received any cash, equity or token compensation for serving on our board of directors, with the exception of Mr. Shah, who received options to purchase 51,054 shares of YouNow’s common stock with an exercise price of $0.10 in 2011, and options to purchase 25,000 shares of YouNow’s common stock with an exercise price of $0.25 in 2018. One-quarter (1/4) of the shares subject to each option grant vest on the first anniversary of the grant’s respective commencement date, with the remainder of the shares vesting 1/48th monthly thereafter.

Executive Compensation

Summary Compensation Table

The following table summarizes the compensation of the three highest paid persons who were our executive officers during the years ended December 31, 2019 and 2018:

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation	Total

Adi Sideman(1)	2019	$178,500	$—	$365,372	$—	$543,872
Chief Executive Officer	2018	$210,000	$—	$—	$—	$210,000

Yonatan Sela	2019	$220,000	$—	$357,227	$—	$577,227
Chief Business Officer	2018	$220,000	$—	$36,542	$—	$256,542

Eran Kalmanson(2)	2019	$199,750	$—	$175,645	$—	$375,395
Chief Technology Officer	2018	$235,000	$—	$25,998	$—	$260,998

Jake Branzburg(1)(3)	2019	$195,500	$—	$71,784	$—	$267,284
Senior Vice President	2018	$230,000	$—	$16,143	$—	$246,143

(1)	In 2018, Mr. Sideman was one of the three highest paid persons among our executive officers, based on total compensation. In 2019, Mr. Branzburg was one of the three highest paid persons among our executive officers, based on total compensation.

(2)	Mr. Kalmanson left YouNow on March 5, 2020.

(3)	Mr. Branzburg left YouNow as of February 29, 2020 to join the third party acquirer of our app operations.

2011 Stock Option and Grant Plan

Our 2011 Stock Option and Grant Plan, or our 2011 Plan, was adopted by our board of directors and approved by our stockholders in May 2011. Our 2011 Plan allows us to provide awards of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, restricted stock, and unrestricted stock (each, an “award” and the recipient of such award, a “grantee”) to eligible officers, key employees, directors, and contract consultants of ours and any parent or subsidiary of ours.

As of December 31, 2019, there were options to purchase 5,022,118 shares of our common stock outstanding under our 2011 Plan.

Reserved Shares. In April 2019, we increased the number of shares of common stock reserved for grant under the 2011 Plan by an additional 40,420,081 common shares, pursuant to which 41,600,000 shares of common stock were available for grant immediately after such change, and 50,869,975 shares of common stock were reserved for issuance (such figure representing the total pool plus outstanding options issued). This increase was made in connection with the recapitalization described under “Certain Relationships and Related Party Transactions—Preferred Stock Conversion Agreement.” The total number of shares reserved for grant under the 2011 Plan is subject to adjustment as provided in our 2011 Plan. Shares may be either authorized but unissued shares and/or shares that were once issued and subsequently reacquired by us. Our board of directors shall be empowered to take any appropriate action required to make shares available for awards granted under our 2011 Plan. Any shares subject to awards, in respect of which the right of a grantee to purchase the same will, for any reason, terminate, expire or otherwise cease to exist, will again be available for grant under our 2011 Plan.

Plan Administration. Our 2011 Plan is administered by our board of directors or one or more committee appointed by our board of directors. The administrator may from time to time adopt such rules and regulations for carrying out our 2011 Plan as it may deem best. With respect to participation by an officer or a director of ours or any other person whose transactions in shares are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at any time that any class of our equity securities is registered pursuant to Section 12 of the Exchange Act, our 2011 Plan shall be administered in compliance with the requirements, if any, of Rule 16(b)-3 of the Exchange Act, such that any transaction pursuant to our 2011 Plan will be exempt from Section 16(b) of the Exchange Act.

The interpretation and construction by the administrator of any provision of our 2011 Plan or of any award thereunder is final and conclusive. Subject to the general terms and conditions of the 2011 Plan, the administrator has full authority in its discretion, from time to time and at any time, to determine (i) the grantees, (ii) the number of shares to be covered by each award, (iii) whether to designate options as incentive stock options or nonqualified stock options, (iv) the time or times at which the same shall be granted and shall expire, (v) the fair market value of the shares of our capital stock or other property, (vi) the schedule and conditions on which awards may be exercised and on which shares will be paid for, (vii) the exercise price of the shares covered by each award granted hereunder and the method of payment of such price, (viii) the method for satisfaction of any tax withholding obligation arising in connection with the award, including the withholding or delivery of shares subject to award, (ix) the timing, terms and conditions of a grantee’s ability to exercise the award or the vesting schedule of any award acquired upon the exercise thereof, (vi) any other matter which is necessary or desirable for, or incidental to, the administration of our 2011 Plan. In addition, the administrator has the power shall have the power to: (i) approve one or more forms of award agreement; (ii) amend, modify, extend, cancel or renew any award or waive any restrictions or conditions applicable to any award or any shares acquired upon the exercise thereof; (iii) accelerate, continue, extend or defer the exercisability of any award or the vesting of any award, including with respect to the period following a grantee’s termination of service with us; (iv) prescribe, amend or rescind rules, guidelines and policies relating to our 2011 Plan, or to adopt supplements to, or alternative versions of, our 2011 Plan, including, without limitation, as the administrator deems necessary or desirable to comply with the laws of, or to accommodate the tax policy or custom of, foreign jurisdictions whose citizens may be granted awards; (v) correct any defect, supply any omission or reconcile any inconsistency in our 2011 Plan or any award agreement and to make all other determinations and take such other actions with respect to our 2011 Plan or award as the administrator may deem advisable to the extent not inconsistent with the provisions of our 2011 Plan or applicable law; and (vi) impose a “blackout” period during which a grantee’s right to exercise options and/or sell, purchase, or otherwise acquire or transfer shares will be limited.

Stock Options. Our 2011 Plan permits the grant of incentive stock option and nonqualified stock options. Any person who is not an employee on the effective date of the grant of a stock option may not be granted an incentive stock option. Subject to the provisions of our 2011 Plan, the administrator determines the terms and conditions of stock options granted under our 2011 Plan. Each award of stock options will be evidenced by an option agreement specifying the terms and conditions of such stock option, including the number of shares covered by such option, the dates such option may be exercised, the exercise price, the schedule on which such shares may be paid for, and such other terms and conditions as the administrator at its discretion may prescribe, consistent with our 2011 Plan. The exercise price of a stock option may not be less than 100% of the fair market value of a share and the term of a stock option generally may not be more than 10 years, except that an incentive stock option may not be granted to an individual who, at the time the stock option is granted, owns stock possessing more than 10% of the total combined voting power of all our classes of stock, its parent or its subsidiaries, unless the exercise price per share is not less than 110% of the fair market value of a share on the date of grant of such incentive stock option and the term of such incentive stock option is no more than 5 years. The administrator will determine the methods of payment of the exercise price of an option, which may be in cash or cashier’s or certified check, or such other method of payment determined by the administrator. After the termination of a grantee’s service, the grantee may exercise grantee’s stock option for the period of time stated grantee’s stock option agreement, which is generally 30 days, except in the case of a termination by reason of death or disability, in which case such period is generally 6 months, and in the case of a termination for cause, in which case the applicable stock option will immediately terminate.

Restricted Stock. Our 2011 Plan permits the grant of restricted stock. Subject to the provisions of our 2011 Plan, the administrator determines the terms and conditions of restricted stock granted under our 2011 Plan. Each award of restricted stock will be evidenced by a restricted stock agreement specifying the terms and conditions of the restricted stock, including any applicable purchase price and the restricted and conditions applicable to such restricted stock. Such restrictions and conditions may be based on continuing employment (or other service relationship), achievement of pre-established performance goals and objectives and/or such other criteria as the administrator may determine. The restricted stock award agreement may require or permit the immediate payment, waiver, deferral or investment of dividends paid on the restricted stock.

Unrestricted Stock. Our 2011 Plan permits the grant of unrestricted stock. Subject to the provisions of our 2011 Plan, the administrator determines the terms and conditions of unrestricted stock granted under our 2011 Plan. Each award of unrestricted stock will be evidenced by a restricted stock agreement specifying the terms and conditions of the restricted stock. An eligible person may, with consent of the administrator, elect to receive a portion of any cash compensation otherwise due to such grantee in the form of shares of unrestricted stock either currently or on a deferred basis.

Non-transferability of Awards. No stock option shall be assignable or transferable by the grantee to whom granted otherwise than by will or the laws of descent and distribution, and a stock option and/or awards may be exercised during the lifetime of the grantee only by such grantee or by such grantee’s guardian or legal representative. The terms of such option and/or awards shall be binding upon the beneficiaries, executors, administration, heirs and successors of such grantee. Restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as provided in our 2011 Plan or in the restricted stock award agreement. Additionally, the right to receive shares of unrestricted stock on a deferred basis may not be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution.

Transferability Limitations with Respect to Shares; Right of First Refusal. Shares issued pursuant to awards generally are not transferable to any third party without the prior approval of the administrator. Should the administrator approve such transfer, it shall be subject to a right of first refusal as set forth in our 2011 Plan. Shares issued pursuant to awards may also be subject to one or more repurchase options, or such other conditions and restrictions as may be determined by the administrator in its discretion at the time the award is granted.

Voting Rights. Concurrently with the exercise of any stock option and vesting of any restricted stock or unrestricted stock award, and as a condition precedent to such exercise and/or the issuance of any shares in respect thereof, the grantee will be required to sign and deliver to us an irrevocable power of attorney and voting proxy in such form as may be prescribed by the administrator.

Stockholders’ Agreement. We may require the holder of restricted stock and unrestricted stock to be bound by any stockholders’ agreement in effect from time to time among the holders of the same class of stock.

Share Adjustments. In the event that our outstanding shares are increased, decreased or changed into, or exchanged for a different number or kind of securities, without receipt of consideration by us, through reorganization, merger, recapitalization, reclassification, stock split, reverse stock split, stock dividend, stock consolidation or otherwise, (i) appropriate and proportionate adjustments shall be made to the number and kind of securities and exercise price for the securities subject to the award which may thereafter be granted under our 2011 Plan, (ii) appropriate and proportionate adjustments shall be made to the number and kind of and exercise price for the securities subject to the then outstanding award, and (iii) appropriate amendments to the option agreements shall be executed by us and each grantee if the administrator determines that such amendments are necessary or desirable to reflect such adjustments. If determined by the administrator to be appropriate, in such an event that involves the substitution of securities of a corporation other than ours, the administrator shall make arrangements for the assumptions by such other corporation of any awards then or thereafter outstanding under our 2011 Plan. Notwithstanding the foregoing, such adjustment in outstanding awards, shall be made without change in the total exercise price applicable to the unexercised portion of the awards but with an appropriate adjustment to the number of securities, kind of securities and exercise price for each of the securities subject to the awards. The determination by the administrator as to what adjustments, amendments or arrangements shall be made pursuant to our 2011 Plan, and the extent thereof, will be final and conclusive. No fractional shares shall be issued under our 2011 Plan on account of any such adjustment or arrangement.

Change of Control. Our 2011 Plan provides that in the event of a Change in Control (as defined in our 2011 Plan), each outstanding award shall be treated as the administrator determines, including, without limitation, that each stock option be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. The administrator will not be required to treat all awards similarly in the transaction. In the event that an award is not assumed or substituted for following the Change in Control, the award shall terminate as of the date of the closing of the Change in Control and the administrator shall notify the grantee in writing or electronically of such termination.

Amendment; Termination. The administrator may at any time discontinue granting awards under our 2011 Plan or otherwise suspend, amend or terminate our 2011 Plan and may, with the consent of a grantee, make such modification of the terms and conditions of such stock options as it deems advisable. Such an amendment or modification to our 2011 Plan will be deemed adopted as of the date of the action of the administrator effecting such amendment or modification and will be effective immediately, unless otherwise provided therein, subject to approval thereof (i) within twelve (12) months before or after the effective date by our stockholders holding not less than a majority vote of our voting power voting in person or by proxy at a duly held stockholders meeting when required to maintain or satisfy the requirements of Code Sections 421 and 422 with respect to incentive stock options, (ii) by any appropriate governmental agency if required, or (iii) by a securities exchange or automated quotation system if required. No awards may be granted during any suspension or after termination of our 2011 Plan.

Repricing Offering for Stock Options under 2011 Plan

On April 3, 2019, we offered to our employees the opportunity to effectively reprice all outstanding options to purchase shares of our common stock previously granted under the 2011 Plan to an exercise price of $0.05. In connection with this offer, all options tendered to us before a deadline set as twenty one days after the offer date were subject to this right. All shares of common stock that may have vested under tendered options were forfeited in connection with this effective repricing, as all shares of Common Stock were deemed unvested as of the date of grant of the new grant. Further, the exercise price of tendered options was not the only term or conditions of the tendered options that changed; upon tendering an option and the issuance of a new grant, each option holder received a new notice of option grant and stock option agreement governing the terms of the repriced option grant. These new grants constitute entirely new grants to purchase shares of YouNow’s Common Stock. Furthermore, these new grants set forth different terms, including, without limitation, a new vesting schedule (beginning as of the date of the new grant), new exercise periods post termination and a new expiration date.

Employment Arrangements with our Executive Officers

Each of our executive officers is employed “at will.”

Adi Sideman, Chief Executive Officer. Mr. Sideman’s current annual base salary is $178,500, which is paid by YouNow.

Yonatan Sela, Chief Business Officer. Mr. Sela’s current annual base salary is $220,000, which is paid by YouNow. In April 2019, we agreed to terms with Mr. Sela to pay a retention bonus only if Mr. Sela was an employee and in good standing with YouNow as of the end of business on December 31, 2019. That bonus was paid in January 2020.

Outstanding Equity Awards at Fiscal Year End

Other than as set forth below, there were no outstanding unexercised options, unvested stock, and/or equity incentive plan awards issued by YouNow to its named executive officers as of December 31, 2019.

Name	Type of securities underlying unexercised options	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Yonatan Sela	Common Stock	108,800	(1)	—	$0.05	1/13/2025
	Common Stock	58,000	(1)	—	$0.05	8/31/2025
	Common Stock	62,500	(1)	12,500	$0.05	8/03/2026
	Common Stock	87,500	(2)	32,500	$0.05	12/31/2026
	Common Stock	35,937	(2)	39,063	$0.05	1/09/2028
	Common Stock	97,177	(2)	148,323	$0.05	4/30/2028
	Common Stock	6,161,587	(4)	—	$0.05	4/17/2029

Eran Kalmanson	Common Stock	54,000	(1)	—	$0.05	3/31/2024
(left YouNow on March 5, 2020)	Common Stock	56,000	(1)	—	$0.05	11/08/2024
	Common Stock	60,000	(1)	—	$0.05	7/31/2025
	Common Stock	19,583	(1)	417	$0.05	12/31/2025
	Common Stock	122,145	(1)	20,855	$0.05	7/13/2026
	Common Stock	109,375	(2)	40,625	$0.05	12/31/2026
	Common Stock	35,937	(2)	39,063	$0.05	1/09/2028
	Common Stock	62,739	(2)	95,761	$0.05	4/30/2028
	Common Stock	2,380,072	(3)	4,210,877	$0.05	4/16/2029

Alejandro Moreno-Paz	Common Stock	15,000	(1)	—	$0.05	6/19/2025
(left YouNow as of January 31, 2020)	Common Stock	15,000	(1)	—	$0.05	10/29/2025
	Common Stock	12,812	(1)	2,188	$0.05	7/12/2026
	Common Stock	36,458	(1)	13,542	$0.05	12/30/2026
	Common Stock	14,583	(2)	10,417	$0.05	7/30/2027
	Common Stock	19,166	(2)	20,834	$0.05	1/8/2028
	Common Stock	4,156	(2)	6,344	$0.05	4/28/2028
	Common Stock	904,830	(3)	2,056,434	$0.05	4/16/2029

Jake Branzburg	Common Stock	57,989	(1)	88,511	$0.05	4/30/2028
(left YouNow as of February 29, 2020)	Common Stock	92,589	(1)	72,015	$0.05	10/04/2027
	Common Stock	1,180,844	(3)	2,683,737	$0.05	4/17/2029

(1)	Twenty-five percent of the shares subject to the option are scheduled to vest on the one year anniversary of the vesting commencement date and 1/36 of the shares subject to the option are scheduled to vest each month thereafter on the same day of the month as the vesting commencement date, subject to the named executive officer’s continued service through each such date.

(2)	1/48 of the shares subject to the option are scheduled to vest each month on the same day of the month as the vesting commencement date, subject to the named executive officer’s continued service through each such date.

(3)	1/36 of the shares subject to the option are scheduled to vest each month on the same day of the month as the vesting commencement date, subject to the named executive officer’s continued service through each such date.

(4)	1/12 of the shares subject to the option are scheduled to vest each month on the same day of the month as the vesting commencement date, subject to the named executive officer’s continued service through each such date.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth certain information with respect to the beneficial ownership of (i) the capital stock of YouNow at May 31, 2020, and (ii) the ownership of the Props Tokens as of the date following their distribution, and as adjusted to reflect the distribution of Props Tokens offered by use in the Regulation A offering, for:

●	each person, or group of affiliated persons, who we know beneficially owns more than 5% of our common stock;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

None of the persons listed above own any Props Tokens. Props PBC is a wholly-owned subsidiary of YouNow.

The percentage of beneficial ownership shown in the table is based upon 139,189,499 shares outstanding as of May 31, 2020. The percentage of token ownership sold is based upon 427,671,619 Props Tokens outstanding and issued or issuable, including the (i) 247,671,619 Props Tokens outstanding and issued or issuable as described under “Token Sales” and (ii) all 180 million Props Tokens currently estimated to be included in the offering pursuant to Regulation A (based on the assumption that they are all distributed).

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before the 60th day after December 1, 2019. Certain of the options granted to our named executive officers may be exercised prior to the vesting of the underlying shares. We refer to such options as being “early exercisable.” Shares of common stock issued upon early exercise are subject to our right to repurchase such shares until such shares have vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o YouNow, Inc., 161 Bowery, 6th Floor, New York, New York 10002.

	Beneficial Ownership of YouNow, Inc. voting securities		Beneficial Ownership of Props Tokens
Name of Beneficial Owner	Shares	Percentage	Tokens(9)	Percentage
5% Stockholders:
Entities associated with Venrock(1)	31,767,261	22.823%	—	*
Entities associated with Union Square Ventures(2)	13,509,847	9.706%	3,571,429	*
Shatki Group(3)	4,259,029	3.060%	—	*
Zeev Ventures II, L.P. (4)	17,861,157	12.832%	—	*
Directors and Named Executive Officers:
Adi Sideman(5)	11,898,327	8.548%	55,253	*
Yonatan Sela(6)	6,864,887	4.917%	44,506	*
Oren Zeev(7)	24,097,702	17.313%	40,000	*
Andy Weismann(2)	13,509,847	9.706%	40,000	*
David Pakman(1)	31,767,261	22.823%	40,000	*
Shaival Shah(8)	311,311	*	40,000	*

All directors and executive officers as a group (6 persons)	88,449,335	63.546%	3,876,021	*

*	Represents beneficial ownership of less than 1%

(1)	Consists of (i) 14,076,660 shares of Series B Preferred stock converted to common and 15,377,946 shares of Series B-1 Preferred stock converted to common held by Venrock Associates VI, L.P.; and (ii) 1,105,241 shares of Series B Preferred stock converted to common and 1,207,414 shares of Series B-1 Preferred stock converted to common held by Venrock Partners VI, L.P. Venrock Management VI, LLC and Venrock Partners Management VI, LLC (together, the “Management Entities”) are the sole general partners of Venrock Associates VI, L.P. and Venrock Partners VI L.P., respectively, and may be deemed to own these shares. David Pakman is a member of each of the Management Entities and as such, he may be deemed to share voting power and investment control over the shares held of record by Venrock Associates VI, L.P. and Venrock Partners VI, L.P. Each of these entities and David Pakman disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein. Voting and dispositive decisions for these shares are made by the Management Entities, each of which has more than three members.

(2)	Consists of (i) 1,596,768 shares of Series A-1 Preferred stock converted to common, 2,456,665 shares of Series A-2 Preferred stock converted to common and 2,065,025 shares of Series B Preferred stock converted to common held by Union Square Ventures 2012 Fund, LP; (ii) 6,888,220 shares of Series B-1 Preferred stock converted to common held by USV 2012, LP; and (iii) 61,771 shares of Series A-1 Preferred stock converted to common, 95,037 shares of Series A-2 Preferred stock converted to common, 79,886 shares of Series B Preferred stock converted to common and 266,475 shares of Series B-1 Preferred stock converted to common held by USV Investor 2012 Fund, LP. Andy Weissman is a managing partner at Union Square Ventures and as such, he may be deemed to share voting power and investment control over the shares held of record by Union Square Ventures 2012 Fund, LP, USV 2012, LP and USV Investor 2012 Fund, LP. Each of these entities and Andy Weissman disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein. Voting and dispositive decisions for these shares are made by the members of the managing partners at Union Square Ventures: Frederick Wilson, R. Bradford Burnham III, Albert Wenger, John Buttrick, and Andy Weissman. Entities affiliated with Union Square Ventures also own 3,571,429 Props Tokens in connection with a direct purchase of Tokens.

(3)	Consists of (i) 48,938 shares of common stock, (ii) 1,275,765 shares of Series A Preferred stock converted to common, (iii) 637,899 shares of Series A-1 Preferred stock converted to common, (iv) 1,020,631 shares of Series B Preferred stock converted to common, and (v) 1,275,796 shares of Series B-1 Preferred stock converted to common.

(4)	Consists of 17,861,157 shares of Series B-1 Preferred stock converted to common.

(5)	Consists of (i) 4,527,086 shares of common stock; and (ii) 63,792 shares of Series A-2 Preferred stock converted to common and 7,307,449 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Sideman with an exercise price of $0.05. 100% of the option grants fully vested at issuance on April 18, 2019.

(6)	Consists of (i) 108,000 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (ii) 55,583 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (iii) 54,687 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (iv) 75,000 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (v) 28,125 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (vi) 71,604 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05 and (vii) 3,080,793 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05. One-quarter (1/4) of the shares subject to the first three option grants shall vest on the first anniversary of its respective commencement date, which is either January 14, 2015, September 1, 2015 or August 4, 2016, respectively, with each of the following three option grants vesting 1/48th monthly from its respective commencement date, which is either January 1, 2017, January 10, 2018 or May 1, 2018, with each of the following one option grant vesting 1/12th monthly from its respective commencement date, which is December 31, 2019 subject to Mr. Sela’s continuing to be a Service Provider (as defined in the Plan) through each such vesting date.

(7)	Consists of: (i) 48,938 shares of common stock, 1,275,765 shares of Series A Preferred stock converted to common, 637,899 shares of Series A-1 Preferred stock converted to common, 1,020,631 shares of Series B Preferred stock converted to common, and 1,275,796 shares of Series B-1 Preferred stock converted to common held by Shatki Group; (ii) 17,861,157 shares of Series B-1 Preferred stock converted to common held by Zeev Ventures II, L.P.; and (iii) 1,275,799 shares of Series A-1 Preferred stock converted to common and 701,717 shares of Series A-2 Preferred stock converted to common held by Zeev Children Trust. Voting and dispositive decisions are made by general partner Oren Zeev. Each of these entities and Oren Zeev disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(8)	Consists of: (i) 51,054 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Shah with an exercise price of $0.05; (ii) 9,375 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Shah with an exercise price of $0.05 and (iii) 103,315 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Shah with an exercise price of $0.05. Mr. Shah’s first option grant is fully vested, his second option grant vests 1/4th, 1/36th from its respective commencement date, which is January 1, 2018 and his third option grant vests 1/36th monthly from its respective commencement date, which is January 1, 2019.

(9)	Includes tokens that would be issuable upon claiming Pending Props associated with a YouNow user account.

Item 5. Interest of Management and Others in Certain Transactions

The following is a summary of transactions since January 1, 2017 to which either YouNow or Props PBC has been a party in which (a) the amount involved exceeded the lesser of (i) $120,000 and (ii) 1% of the average total assets at year end for the last two fiscal years and (b) any of our executive officers, directors, promoters or beneficial holders of more than 10% of any class of our voting securities, or any immediate family member of the above persons, other than compensation arrangements which are described under the sections of the Offering Circular captioned “Management—Non-Employee Director Compensation” and “Executive Compensation.”

DPAs

In June 2018, YouNow Services entered into DPAs under the exemption provided by Regulation CF. At the time of the DPA offering, YouNow owned 80% of the equity of YouNow Services and Crowd Include LLC owned 20% of the equity of YouNow Services. In December 2018, YouNow purchased the 20% equity interest held by Crowd Include LLC in exchange for consideration of $100, pursuant to the terms of that certain Operating Agreement of YouNow Services, dated December 4, 2017. YouNow may in the future determine to dissolve YouNow Services. Upon such dissolution, YouNow will issue $10,000 worth of Props Tokens, valued at the then-current valuation, to Crowd Include LLC, the former minority equity holder in YouNow Services.

YouNow caused YouNow Services to assign its repayment obligations under the DPAs to YouNow in June 2019, and YouNow has distributed Props Tokens to satisfy repayment obligations under the DPAs as described in the Offering Circular under “Token Sales -- Debt Payable by Assets (“DPA”) Offerings.”

In December 2017, YouNow entered into an agreement with YouNow Services pursuant to which YouNow agreed to sell to YouNow Services the number of Props Tokens necessary to satisfy YouNow Service’s obligations to deliver Props Tokens under the DPAs. In return, YouNow will be entitled to receive from YouNow Services the net proceeds from YouNow Services’ sale of the DPAs. Because the DPAs were assigned to YouNow, YouNow and YouNow Services intend to terminate this agreement.

Preferred Stock Conversion Agreement

On April 5, 2019, we amended and restated our certificate of incorporation. As amended and restated, our certificate of incorporation provides that the total number of shares of all classes of stock which YouNow shall have authority to issue is 139,189,499 shares, all of which shall be designated as Common Stock, par value $0.001 per share. Previously, our certificate of incorporation had provided for certain classes of preferred shares, which were converted, contemporaneously with the filing of our current certificate of incorporation with Secretary of State of the State of Delaware, pursuant to a Preferred Stock Conversion Agreement by and among YouNow, the holders of shares of Series A Preferred Stock, the holders of shares of Series A-1 Preferred Stock, the holders of shares of Series A-2 Preferred Stock, the holders of shares of Series B Preferred Stock, and the holders of shares of Series B-1 Preferred Stock (the “Conversion Agreement”). Pursuant to the terms of the Conversion Agreement, (i) the shares of Series A Preferred Stock were converted into shares of Common Stock on a 1:1 basis, (ii) the shares of Series A-1 Preferred Stock were converted into shares of Common Stock on a 1:1.7722 basis, (iii) the shares of Series A-2 Preferred Stock were converted into shares of Common Stock on a 1:1.9038 basis, (iv) the shares of Series B Preferred Stock were converted into shares of Common Stock on a 1:3.5172 basis, and (v) the shares of Series B-1 Preferred Stock were converted into shares of Common Stock on a 1:8.9191 basis. As a result, shares of Preferred Stock of the Company issued and outstanding immediately prior to the effective date of our current certificate of incorporation and the Conversion Agreement ceased to exist and were terminated, and all rights, powers, preferences and privileges of the Preferred Stock were terminated in their entirety.

We entered into a Second Amended and Restated Investor Rights Agreement in connection with our entry into the Conversion Agreement. The Second Amended and Restated Investor Rights Agreement includes a provision under which parties to the agreement agreed to waive their right to a trial by jury with respect to disputes arising under the agreement. However, YouNow does not believe that claims under the federal securities laws shall be subject to the waiver of the right to a jury trial, and YouNow believes that these provisions do not impact the rights of parties to the agreement to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite agreeing to the provisions in the agreement, parties to the agreement will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder. The Second Amended and Restated Investor Agreement does not define or limits the rights of Props Token holders.

Other Transactions

We have entered into separate indemnification agreements with each of our directors. For a description of these agreements, see the section of the Offering Circular entitled “Management—Limitation of Liability and Indemnification.”

Token and Warrant Sales

As described above (See “Token Sales – April 2020 Private Placements”), from April 21 through April 27, 2020, the Company closed the April 2020 Private Placements with respect to the sale of Props Tokens with multiple investors, including new institutional investors, two entities that are stockholders of the Company and are associated one of the Company’s directors (who is a managing director of Union Square Ventures) and the executive officer of one of the Apps that participate in the Company’s Props Network. In the private placements, the Company raised approximately $1,342,500 in cash and an additional fraction of that amount in the form of other consideration. The two entities associated with Union Square Ventures purchased 3,571,428.5714 Props Tokens.

The April 2020 Private Placements were conducted as transactions exempt from registration under Rule 506(b) of Regulation D under the Securities Act of 1933. The Props Tokens are not transferable for one year. In addition to receiving Props Tokens, each investor received warrants to purchase an additional number of Props Tokens, equal to up to 30% of the number of Props Tokens initially purchased, at an exercise price of $0.07 per Props Token. The warrants are non-transferable and expire one year after the date on which the Props Tokens were purchased.

Item 6. Other Information

You should carefully consider the risks described in the section of the Offering Circular captioned “Risk Factors”. The occurrence of any of the risks described in that section could have material adverse effects on the value of Props Tokens, the performance of the Props Network, and our company’s business, financial condition, results of operations and prospects. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also have similar material adverse effects. The “Risk Factors” section of the Offering Circular can be found here: https://www.sec.gov/Archives/edgar/data/1725129/000121390020002986/f1apos2020a5_younowinc.htm#a_003.

In addition:

There is uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s business and operations.

In December 2019, a novel coronavirus disease (“COVID-19”) was reported, which by March 2020, had been characterized by the World Health Organization as a pandemic. This pandemic and resulting shelter-in-place, quarantine and similar governmental orders put in place around the world have caused widespread disruption in global economies, productivity, and financial markets.

The full extent to which the COVID-19 pandemic and the various responses to it may affect our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic, including any potential future waves of the pandemic; governmental, business and individual actions that have been and continue to be taken in response to the pandemic; the availability and cost to us to access the capital markets; the effect on the apps, and users of the apps, operating in our Props Network; changes in the rates of use of such apps, and by extension in demand for Props Tokens; and disruptions to or restrictions on our employees’ ability or desire to work and travel. Although all or virtually all of our business operations can be performed remotely, many of our employees are juggling additional work-related and personal challenges, including adjusting communications and work practices to collaborate remotely, managing the technical and other challenges of working from home on a daily basis, looking after children as a result of school and camp closures, and caring for themselves, family members, or other dependents who are or may become ill. If we seek to access the capital markets, there can be no assurance that financing will be available on attractive terms, if at all. We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our business operations, including as may be required by federal, state, local or foreign authorities or that we determine are in the best interests of our employees, partners and stockholders. If we are not able to respond to and manage the ongoing impacts of COVID-19 effectively, our business and operations could be harmed.

Item 7. Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

YouNow, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of YouNow, Inc. (a Delaware Corporation) and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and 2018 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YouNow, Inc. and Subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 17 to the consolidated financial statements, on February 26, 2020, the Company sold certain assets relating to and including the Company’s Props Live Video App and will no longer generate revenues from the sale of digital goods. The Company relied on the sale of digital goods as well as proceeds from the sale of Props Tokens to fund their operations. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 17. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Token Development Agreements

As discussed in Notes 2 and 8 to the consolidated financial statements, the Company has entered into token development agreements pursuant to Simple Agreements for Future Tokens. As discussed in Note 2, the Company’s management has concluded that token development agreements should be accounted for as research and development arrangements. Our opinion is not modified with respect to this matter.

Certified Public Accountants

New York, New York

June 15, 2020

YOUNOW, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

	2019	2018

ASSETS

Current assets:

Cash (Note 2)	$2,111,756	$7,181,920
Accounts receivable, net (Notes 2, 4 and 15)	202,584	527,981
Prepaid expenses and other assets (Note 2)	299,749	2,040,733
Total current assets	2,614,089	9,750,634

Restricted receivables (Notes 4 and 7)	430,721	-

Property and equipment, net (Notes 2 and 5)	50,350	153,800

Intangible assets, net (Notes 2 and 6)	1,461,616	2,150,031

Total assets	$4,556,776	$12,054,465

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:

Accounts payable and accrued expenses	$1,393,120	$2,026,422
Line of credit (Note 7)	430,721	-
Token development obligations (Notes 2 and 8)	1,870,301	20,619,136
Notes payable (Note 9)	112,669	738,678
Deferred rent payable (Note 13)	-	81,530

Total current liabilities	3,806,811	23,465,766

Commitments and contingencies (Notes 2 and 14)

Stockholders’ equity (deficit):

6% Convertible preferred stock, $0.001 par value - 0 shares and 22,151,167 shares authorized as of December 31, 2019 and 2018, respectively; 0 shares and 22,151,167 shares issued and outstanding as of December 31, 2019 and 2018, respectively (Note 10)	-	22,151
Common stock, $0.001 par value - 139,189,499 shares and 34,118,794 shares authorized as of December 31, 2019 and 2018, respectively; 94,095,230 shares issued and 92,854,286 outstanding as of December 31, 2019; 7,285,712 shares issued and 6,044,768 outstanding as of December 31, 2018 (Note 10)	92,854	6,044
Treasury stock, at cost, 1,240,944 shares	(3,904,010)	(3,904,010)
Additional paid-in capital	35,628,138	35,189,735
Deficit	(31,075,407)	(42,733,611)
Accumulated other comprehensive income	8,390	8,390

Total stockholders’ equity (deficit)	749,965	(11,411,301)

Total liabilities and stockholders’ equity (deficit)	$4,556,776	$12,054,465

The accompanying notes are an integral part of these consolidated financial statements.

YOUNOW, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Revenues:

Digital goods (Notes 2 and 15)	$9,720,557	$16,638,214
Other	124,790	18,725

Total revenues	9,845,347	16,656,939

Operating expenses:

Cost of revenue	6,786,653	12,008,467
Research and development (Note 14)	4,975,077	5,515,143
Sales and marketing	2,244,108	2,873,329
General and administrative	4,961,927	5,188,628

Total operating expenses	18,967,765	25,585,567

Loss from operations	(9,122,418)	(8,928,628)

Other income (expenses)

Token development income (Note 8)	19,151,035	-
Gain from the sale of DPAs (Note 9)	586,893	-
Gain from the distributions of tokens (Note 14)	1,194,710	-
Gain (loss) on liquidation of digital currencies (Notes 2 and 6)	441,863	(1,105,192)
Rental income (Note 13)	112,000	-
Token offering expenses (Note 8)	(684,012)	(2,154,756)
Impairment of digital currencies (Notes 2 and 5)	-	(1,691,919)
Interest expense (Note 6)	-	(7,926)

Total other income (expenses):	20,802,489	(4,959,793)

Income (loss) before provision for income taxes	11,680,071	(13,888,421)

Provision for income taxes (Notes 2 and 3)	21,867	16,365

Net income (loss) before noncontrolling interest	11,658,204	(13,904,786)

Net loss attributable to noncontrolling interest	-	9,610

Net income (loss) attributable to YouNow Inc.’s stockholders	11,658,204	(13,895,176)

Other comprehensive income:

Foreign currency translation adjustments (Note 2)	-	4,988

Comprehensive income (loss) attributable to YouNow Inc.’s stockholders	$11,658,204	$(13,890,188)

The accompanying notes are an integral part of these consolidated financial statements.

YOUNOW, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Convertible preferred stock		Common stock		Treasury stock		Additional paid-in		Noncontrolling	Accumulated other comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	interests	income	equity (deficit)

Beginning, January 1, 2018	22,151,167	$22,151	6,044,768	$6,044	(1,240,944)	$(3,904,010)	$34,928,860	$(28,828,825)	$-	$3,402	$2,227,622

Stock-based compensation expense	-	-	-	-	-	-	260,875	-	-	-	260,875

Net loss	-	-	-	-	-	-	-	(13,895,176)	(9,610)	-	(13,904,786)

Acquisition of noncontrolling interest	-	-	-	-	-	-	-	(9,610)	9,610	-	-

Other comprehensive income	-	-	-	-	-	-	-	-	-	4,988	4,988

Ending, December 31, 2018	22,151,167	22,151	6,044,768	6,044	(1,240,944)	(3,904,010)	35,189,735	(42,733,611)	-	8,390	(11,411,301)

Conversion of convertible preferred stock to common stock	(22,151,167)	(22,151)	86,785,518	86,786	-	-	(64,635)	-	-	-	-

Exercise of stock options	-	-	24,000	24	-	-	5,016	-	-	-	5,040

Stock-based compensation expense	-	-	-	-	-	-	498,022	-	-	-	498,022

Net income	-	-	-	-	-	-	-	11,658,204	-	-	11,658,204

Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-

Ending, December 31, 2019	-	$-	92,854,286	$92,854	(1,240,944)	$(3,904,010)	$35,628,138	$(31,075,407)	$-	$8,390	$749,965

The accompanying notes are an integral part of these consolidated financial statements.

YOUNOW, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018

Cash flows from operating activities:

Net income (loss)	$11,658,204	$(13,904,786)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation and amortization	51,967	73,792
Amortization of intangible assets	314,145	228,015
Stock-based compensation expense	498,022	260,875
Gain from token development income	(19,151,035)	-
Gain from the sale of DPAs	(586,893)	-
Proceeds from the liquidation of digital currencies	816,133	2,369,312
Net loss (gain) on the liquidation of digital currencies	(441,863)	1,105,192
Impairment of digital currencies	-	1,691,919
Loss (gain) on sale of property and equipment	20,211	(852)
Loss of disposal of property and equipment	820	-
Payments in digital currencies	-	36,622

Changes in assets and liabilities:

Accounts receivable	325,397	1,039,126
Prepaid expenses and other assets	1,740,984	413,432
Restricted receivables	(430,721)	-
Accounts payable and accrued expenses	(633,302)	(1,098,408)
Token development obligations	402,200	(2,356,543)
Deferred rent payable	(81,530)	81,530

Net cash used in operating activities	(5,497,261)	(10,060,774)

Cash flows from investing activities:

Acquisition of property and equipment	(3,358)	(83,606)
Proceeds from sale of property and equipment	33,810	11,477
Acquisition of intangible assets	-	(31,468)

Net cash provided by (used in) investing activities	30,452	(103,597)

Cash flows from financing activities:

Proceeds from line of credit	430,721	-
Repayment of line of credit	-	(2,500,000)
Proceeds from notes payable	-	117,258
Repayment of notes payable	(39,116)	(331,322)
Proceeds from exercise of stock options	5,040	-

Net cash provided by (used in) financing activities	396,645	(2,714,064)

Effect of exchange rate changes on cash	-	4,380

Net decrease in cash	(5,070,164)	(12,874,055)

Cash, beginning	7,181,920	20,055,975

Cash, ending	$2,111,756	$7,181,920

SUPPLEMENTAL DISCLOSURES ON CASH FLOW INFORMATION:

Cash paid during the year for:

Interest	$-	$13,899

Income taxes	$21,867	$16,365

The accompanying notes are an integral part of these consolidated financial statements.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(Note 1) Organization:

YouNow, Inc., a Delaware Corporation, was incorporated on April 18, 2011 under the name Bnow. Inc. On November 19, 2012, the name was changed to YouNow, Inc. YouNow Inc.’s wholly-owned subsidiaries include YouNow Research and Development Ltd, an Israeli company, incorporated on September 29, 2014; Switch RTC Ltd, an Israeli company acquired on December 24, 2017; YouNow Services, LLC, a Delaware company formed on December 4, 2017, majority owned by YouNow, Inc. until December 5, 2018 when YouNow Inc. acquired its remaining membership interest; and The Props Foundation Public Benefit Corporation, a Delaware company incorporated on September 20, 2018, collectively referred to as the “Company”.

The Company was incorporated to provide live video streaming service (“Props Live Video App”) to broadcasters through the Company’s website and on mobile platforms such as Apple’s IOS and Google’s Android operating systems. The Company generates revenue through the sale of digital goods purchased by users to support the Company’s broadcasters. The Company is based in New York, New York and has two international offices in Israel.

In November 2017, the Company launched a token pre-sale offering of rights to acquire Props Tokens, the Company’s Ethereum-based ERC-20 token that powers social participation in digital media in the Props Network. The Props Network consists of the continual development of the Props Live Video App, expansion of the Props Apps, a network of consumer-facing digital media apps, functionality of the Props Token across apps and building the block-chain infrastructure. Props Tokens are hosted on the Ethereum blockchain and serve as the base token for application within the ecosystem, granting users access to features and content, ability to promote content and signal status within the community.

In March 2019, the Props Live Video App began interacting with the Ethereum blockchain and the Props Tokens when the Company enabled basic functionality of Props Tokens in the Props Live Video App. Basic functionality entails linking a user’s electronic wallet containing Props Tokens to the user’s Props Live Video App account to provide the user with functionality on the Props Network.

On July 11, 2019, the Securities and Exchange Commission qualified the Company’s offering statement to distribute Props Tokens in a public offering pursuant to Tier 2 of Regulation A. The Company was qualified to offer and sell up to 133,000,000 Props Tokens in a Primary distribution that will reward users of its apps for in-app activities including contributing content and attention to those apps; as one-time discretionary grants to users of the Props Live Video App; or to reward administration of its own blockchain. The Props Foundation Public Benefit Corporation was qualified to offer and sell up to 45,000,000 Props Tokens in a secondary distribution that it will grant to persons developing key apps or otherwise contributing to network development efforts.

(Note 2) Summary of Significant Accounting Policies:

(A)	Basis of Presentation and Consolidation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements for the years ended December 31, 2019 and 2018 include the accounts of YouNow, Inc. and its wholly-owned subsidiaries as defined in Note 1. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

Noncontrolling interests in the consolidated subsidiaries represents the amount of equity (deficit) and profit (loss) allocated to third party members of the subsidiaries.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(B)	Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could vary from the estimates that were used.

(C)	Revenue Recognition

The Company derived revenue from the sale of digital goods purchased by users to support the Company’s broadcasters. The revenue was split between the Company and popular broadcasters based on an agreed upon arrangement. The digital goods were available for purchase through the Company’s website, PayPal, Braintree, or through mobile platforms, such as Apple’s iTunes and Google Play. As described in Note 18, the Company sold certain assets relating to and including the Company’s Props Live Video App on February 26, 2020 and no longer derives revenue from the sale of digital goods.

Effective January 1, 2019, the Company adopted Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers related to the Company’s sale of digital goods. Under ASC 606, the Company should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. In accordance with ASC 606, the core principles are 1) identify the contract with customer 2) identify the performance obligations in the contract 3) determine the transaction price 4) allocate the transaction price and 5) recognize revenue when or as the entity satisfies a performance obligation. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements and disclosures. Payments from digital goods purchasers are non-refundable and relate to non-cancellable contracts that specify the Company’s obligations. The satisfaction of the performance obligation occurs at the time of sale of digital goods since Management estimates the digital goods are consumed within 2 days after the initial purchase.

In accordance with Accounting Standards Update (“ASU”) 2016-08, Principal versus Agent Considerations (Topic 606) (Reporting Revenue Gross versus Net), the Company evaluates its agreements with mobile platforms to determine whether the Company is acting as the principal or as an agent in the sales of digital goods to determine if revenue should be reported gross or net. The key indicators that the Company used for such determination includes 1) the terms and conditions of the Company’s contract with the mobile platforms 2) the party responsible for determining the type, category, and quantity of methods to generate revenue 3) whether the Company is paid a fixed percentage of the arrangement for each transaction 4) the party which sets the pricing with the end-user and has the credit risk and 5) the party responsible for the fulfillment of the digital goods. Based on the evaluation of the key indicators, the Company has determined that it is acting as the principal to the digital goods purchaser.

For revenue earned through mobile platforms, the transaction price is equal to the gross amount the Company charges to each digital goods purchaser. The related mobile platform and payment processing fees are recorded as cost of revenue in the period incurred.

Effective January 1, 2019, the Company adopted ASU 2016-08 and has applied the changes retrospectively. The retrospective change did not have an impact on the carrying amounts of assets and liabilities and no offsetting adjustments were necessary to opening retained earnings. The effects of adopting ASU 2016-08 to the December 31, 2018 consolidated statement of operations and comprehensive loss were (1) revenue from digital goods increased by $4,279,607 to eliminate mobile platform and payment processing fees and (2) cost of revenue was increased by $4,279,607 to include mobile platform and payment processing fees. Prior to the adoption of ASU 2016-08, revenues from the sale of digital goods were reported net of mobile platform and payment processing fees.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(D)	Token Development Agreements

The Company has entered into token development agreements under Simple Agreements for Future Tokens (“SAFT”) as discussed in Note 8. The Company accounts for its token development agreements as research and development arrangements under ASC 730-20, Research and Development Arrangements. The Company believes that, under the SAFTs, the research and development services it was obliged to provide were limited to the creation of the Company’s Rize platform, a live video app for the Props Network and the creation and delivery of a functional token. The completion of these research and development services principally required the creation of the Token Code (an ERC-20 “smart contract”); building the distribution mechanism for Props Tokens, including a mechanism for effecting any vesting under SAFTs; developing the Rize app, including basic “wallet” functionality in the Rize app and merging it into the Props Live Video App; and building Props-specific exclusive features in the Props Live Video App. In October 2018, the Rize app was integrated with the Props Live Video App.

Pursuant to ASC 730-20, the Company recorded a liability for amounts received from SAFT purchasers that are refundable pursuant to the terms of the SAFTs. Pursuant to the terms of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events, including the issuance of Props Tokens upon an application launch, the payment or setting aside for payment of amounts payable to the SAFT purchaser upon the dissolution of the Company, or the reaching of a termination date, as specified by amendments to the SAFTs dated March 4, 2018, set as twelve months after the amendment’s effective date as discussed in Note 8. If the SAFT terminates pursuant to the expiration of this deadline, the SAFT purchaser’s purchase amount is refundable. As a result, this liability was recorded as token development obligations on the Company’s consolidated balance sheets as of December 31, 2018. At all times prior to the issuance of the Props Tokens pursuant to the SAFTs, the Company has recorded a liability equal to its repayment obligations.

The Company has concluded that upon delivery of the Props Tokens to the SAFT purchaser in accordance with the SAFT, it has completed its services and has performed all of its research and development obligations owed to SAFT purchasers under the SAFTs. The Company released vested Props Tokens to certain SAFT purchasers on March 4, 2019, as discussed in Note 8. While the Company will continue to develop the functionality of the Props platform, it does not consider other activities associated with the Props Network to be part of the Company’s research and development services under the SAFTs, and it will have no remaining obligations under the SAFTs, including with respect to the further development of the network, the enhancement of the Props Tokens issued, or with respect to any refunds. The Company offset the token development obligation liability and recognized token development income within other income (expense) in the Company’s consolidated statements of operations and comprehensive income (loss).

The Company did not recognize token development income related to SAFT sales proceeds received from SAFT purchasers who have not yet provided the Company with an electronic wallet address as required by the SAFTs.

The Company fulfilled its contractual obligations under the SAFT by delivering the tokens to the SAFT purchaser’s electronic wallets. The Company has no intention of refunding the SAFT purchase amount under any circumstances and as a result, the Company believes there are no surrounding conditions under which they would repay any of the SAFT purchase amounts.

Total research and development expenses incurred under the token development arrangements are included in research and development in the Company’s consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2019 and 2018.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(E)	Props Tokens

The issuance of Props Tokens to any vendor, employee, user, broadcaster, etc. will be expensed at the time that service is rendered or tokens are issued depending on the nature of the transaction. The use of Props Tokens to pay vendors, employees, users, broadcasters, etc. is a non-monetary transaction under ASC 845, Nonmonetary Transactions, and will be accounted for at $0.1369 per Props Token, the undiscounted price per token. Since the tokens currency have no carrying value in the consolidated financial statements, use of these tokens will result in a gain equal to the value of the tokens distributed.

(F)	Cash

The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and on demand deposits with financial institutions. The Company maintains cash in several bank depository accounts, which at times may exceed Federal Deposit Insurance Corporation limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

(G)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated net of an allowance for doubtful accounts and consist of sales of digital goods with payment terms ranging from 1 to 73 days after the transaction’s settlement date. Management periodically evaluates the collectability of receivables based on the age of the balance and the creditworthiness of the customer. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

(H)	Prepaid Expenses and Other Assets

The Company recognizes expenses in the period incurred. Payments made prior to the expense being incurred are recognized as prepaid expenses. Prepaid expenses consist primarily of insurance and subscriptions.

Other assets represent amounts due from certain financial intermediaries and security deposits.

(I)	Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the related assets. The estimated useful life of leasehold improvements is the term of the respective lease, office and computer equipment 3 years, and furniture, fixtures and equipment 8 years.

(J)	Intangible Assets Other Than Goodwill

(a)	The Company capitalizes and amortizes intangible assets other than goodwill over their estimated useful lives unless such lives are indefinite. Intangible assets other than goodwill acquired separately from third parties are capitalized at cost while such assets acquired as part of a business combination are capitalized at their acquisition-date fair value. Intangible assets other than goodwill are amortized using the straight-line method of amortization over their useful lives, with the exception of certain intangibles, such as acquired technology, which is amortized using an accelerated method of amortization based on projected future cash flows. Based on management’s estimates and assumptions, it was determined that a 10-year life is reasonable and appropriate for this type of technology. These assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Based on this analysis, it was determined that the fair value was in excess of the carrying value and as a result not impaired.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(b)	Digital assets such as Bitcoin and Ethereum are digital currencies considered cryptocurrencies that are not fiat currencies (i.e. a currency that is backed by a central bank or a national, supra-national or quasi-national organization) and are not backed by hard assets or other credits. Digital currencies are not financial assets because they are not an ownership interest in a company, or a contract establishing a right or obligation to deliver or receive cash or another financial instrument. Since they lack physical substance, digital currencies are generally considered intangible assets. The current guidance in U.S. GAAP does not directly address the accounting for cryptocurrencies.

Previously, the Company received two types of digital currencies, Bitcoins and Ethereum related to its token offering (See Notes 8 and 9). The Company obtains the equivalency rate of Bitcoins and Ethereum to USD based on a blended weighted average global exchange rate from public exchanges such as Coinbase.

The Company records its digital currencies as indefinite-lived intangible assets under ASC 350, Intangibles — Goodwill and Other. The intangible assets are recorded at cost and tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that they are impaired. A decline below cost in a quoted price on an exchange may be an event indicating that it is more likely than not that the digital currencies are impaired. The impairment loss establishes the new cost basis of the asset and subsequent reversal of impairment loss is not permitted. As of December 31, 2019, the Company’s cost basis on its digital currencies was $25,709 which was equivalent to the fair market value. As of December 31, 2018, the Company’s unadjusted cost basis in its digital currencies was $2,091,898 before impairment, and the fair market value was $399,979. For the years ended December 31, 2019 and 2018, the Company recognized an impairment loss of $0 and $1,691,919 on its digital currencies, respectively.

(K)	Debt Issuance Costs

Costs incurred in connection with the issuance of debt are capitalized and amortized to interest expense over the contractual life of the loan. The costs, net of accumulated amortization are reported on the accompanying consolidated balance sheet as a direct deduction from the outstanding principal balance of the debt obligation.

(L)	Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

The Company records a valuation allowance to reduce deferred tax assets to the net amount that they estimate will be realized in future periods. The Company considers all expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company also incurs certain state minimum taxes and local income taxes.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(M)	Stock-Based Compensation

Under ASC 718, Compensation - Stock Compensation, the Company recognizes all employee stock-based compensation as an expense in the accompanying consolidated statement of operations and comprehensive income (loss). Estimated fair value of stock-based compensation awards are measured at the grant date using the Black-Scholes option pricing model. The Company records the stock-based compensation expense on a ratable basis over the vesting term.

For stock options issued to non-employees, including consultants, the Company records expenses related to stock options equal to the fair value of the options calculated using the Black-Scholes model over the service performance period. The fair value of options granted to non-employees is remeasured over the vesting period and recognized as an expense over the period the services are received.

Stock-based compensation expense is recorded net of estimated forfeitures so that an expense is recorded for only those stock-based awards that the Company expects to vest. The Company estimates forfeitures based on our historical forfeiture of equity awards adjusted to reflect future changes in facts and circumstances, if any. The Company revises estimated forfeiture rate if actual forfeitures differ from initial estimates.

(N)	Research and Development

Research and development costs consist primarily of payroll and related costs and consultant expense. Research and development expenses are charged to operations as incurred. For the years ended December 31, 2019 and 2018, the Company expensed $4,975,077 and $5,515,143, respectively, in research and development costs.

(O)	Cost of Revenue

Costs of revenue are expensed as incurred and consist of individually agreed upon broadcaster revenue sharing fees of $3,660,136 and $6,301,364 in 2019 and 2018, respectively, and variable hosting and bandwidth costs of $769,072 and $1,427,496 in 2019 and 2018, respectively. The cost of revenue is inclusive of platform and payment processing fees of $2,357,445 and $4,279,607 in 2019 and 2018, respectively.

(P)	Sales and Marketing

Sales and marketing costs are expensed as incurred and consist of marketing, public relations and talent management costs. For the years ended December 31, 2019 and 2018, the Company expensed $2,244,108 and $2,873,329, respectively, in total sales and marketing costs.

(Q)	General and Administrative

General and administrative expenses consist of professional fees, operating sublease, and other office expenses. For the years end December 31, 2019 and 2018, the Company expensed $4,961,927 and $5,188,628, respectively.

(R)	Advertising Costs

Advertising costs are expensed as incurred. For the years ended December 31, 2019 and 2018, the Company expensed $231,095 and $153,864, respectively in advertising costs, which is included in sales and marketing on the consolidated statements of operations and comprehensive income (loss).

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(S)	Foreign Currency Translation

The functional currency of the Subsidiaries are the local currency in which the Subsidiaries operate. Since the U.S. dollar is not the functional currency of all of its Subsidiaries, foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in other income (expense), in the consolidated statements of operations and comprehensive income (loss). For its foreign subsidiaries where the functional currencies are the local currencies, the Company uses the period-end exchange rates to translate assets and liabilities, and the average exchange rates to translate revenues and expenses into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive income as a component of stockholders’ equity.

(T)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity as disclosed in Note 14.

(U)	Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases on its balance sheet. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company will continue to evaluate the impact of this new standard on its financial reporting and disclosures.

In June 2018, the FASB issued ASU 2018-07 Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to non-employees with the guidance applicable to grants to employees. Under the new standard, equity classified share-based payment awards issued to nonemployees will be measured on the grant date, instead of the current requirement to remeasure the awards through the performance completion date. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company will continue to evaluate the impact of this new standard on its financial reporting and disclosure.

Management does not believe that any other recently issued, but not yet effective accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

(V)	Reclassifications

Certain reclassifications have been made to the 2018 consolidated financial statement presentation to correspond to the current year’s format. Total stockholders’ equity (deficit) and net loss are unchanged due to these reclassifications.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(Note 3) Income Taxes:

The accompanying consolidated financial statements include a provision for income taxes. Currently, the Company has an available net operating loss carryforward for federal and state tax of approximately $26 million, which expires between 2031 and 2038. Based on the Company’s assessment of future taxable income, the net operating loss carryforward is unlikely to be realized. The deferred tax asset related to this net operating loss carryforward has been fully offset by a valuation allowance. Management has determined that the Company had no uncertain tax positions that would require disclosure in the consolidated financial statements.

As of December 31, 2019, the tax years that remain subject to examination by federal and state jurisdictions under their respective statutes of limitations is from the tax year ended December 31, 2016 forward (with limited exceptions).

(Note 4) Accounts Receivable:

The Company’s outstanding receivables as of December 31, 2019 and 2018 are as follows:

	2019	2018

0-30 days	$633,305	$520,043
31-60 days	-	7,938
61-90 days	-	-
Greater than 90 days	-	-
	633,305	527,981

Less: pledged accounts receivable	(430,721)	-

Total accounts receivable, net	$202,584	$527,981

The Company has $430,721 of its accounts receivables pledged to a lender that remains uncollected as of December 31, 2019 and accordingly, has classified those receivables as restricted receivables on the Company’s consolidated balance sheet as discussed in Note 7. Management has determined that no allowance for doubtful accounts was necessary as of both December 31, 2019 and 2018.

(Note 5) Property and Equipment:

As of December 31, 2019 and 2018, property and equipment consist of the following:

	2019	2018

Office and computer equipment	$111,810	$217,507
Furniture and fixtures	38,471	125,925
	150,281	343,432

Accumulated depreciation	(99,931)	(189,632)

Total property and equipment, net	$50,350	$153,800

Depreciation expense charged to operations was $51,967 and $66,658 in 2019 and 2018, respectively. During 2019 and 2018, the Company sold furniture and fixtures to a third party for $33,810 and $11,447 and recognized a net gain (loss) on sale of $(20,211) and $852, respectively. In 2019, the Company disposed furniture and equipment with a cost basis of $34,152 and recognized a loss on disposal of $820. For the year ended December 31, 2019, the Company wrote-off fully depreciated furniture and computer equipment of $60,373.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(Note 6) Intangible Assets:

As of December 31, 2019 and 2018, the Company’s intangible assets are as follows:

	Carrying Value
	2019	2018

Developed technology (useful life 10 years)	$1,946,599	$1,946,599
Intellectual property	31,468	116,468
Total intangible assets before digital currencies	1,978,067	2,063,067
Accumulated amortization	(542,160)	(313,015)
Total intangible assets before digital currencies, net	1,435,907	1,750,052

Digital currencies (Note 2)
Bitcoin	9,921	384,191
Ethereum	15,788	15,788
Total digital currencies	25,709	399,979
Total intangible assets, net	$1,461,616	$2,150,031

On December 4, 2017, the Company acquired the developed technology with the acquisition of Switch RTC, Ltd, an Israeli based company which provides solutions for real-time distribution of video to a large audience serving real-time, low-delay, interactive video CDN (WebRTC CDN) as well as large-scale multiparty video collaboration for B2B and B2C applications. The developed technology consists of a proprietary state of the art video technology that improves video quality, reduces latency and technologically improves the video output capabilities with multiple to many video streams. The Company commenced amortization of the developed technology using an accelerated method based on projected future cash flows. Amortization expense charged to operations was $314,145 and $228,015 in 2019 and 2018, respectively.

On October 24, 2018, the Company acquired the rights to the YouNow Logo font from an unaffiliated third party for $31,468 and recognized amortization over the estimated useful life. For the years ended December 31, 2019 and 2018, amortization expense of $3,148 and $0, respectively, was recognized. During 2019, the Company wrote off fully amortized intellectual property of $85,000.

During the year ended December 31, 2019, the Company liquidated Bitcoins for gross proceeds of $816,133 and recognized a gain of $441,863, which is included in the accompanying consolidated statement of operations and comprehensive income (loss). During the year ended December 31, 2018, the Company liquidated Ethereum for $2,369,312 and recognized a loss of $1,105,192, which is included in the accompanying consolidated statement of operations and comprehensive income (loss).

During the year end December 31, 2019, the fair market value of the digital currencies was equivalent to the Company’s cost basis in the digital currencies. As of December 31, 2018, the Company’s cost basis in the digital currencies were in excess of the fair value due to a significant decline in the fair value of digital currencies. During the years ended December 31, 2019 and 2018, the Company recognized an impairment loss of $0 and $1,691,919, respectively, on the digital currencies.

As of December 31, 2019, the Company intends on holding its digital currencies until there is a cash need or if the value of the digital currency increases significantly.

(Note 7) Line of Credit:

(A)	On February 26, 2016, the Company entered into a Loan and Security Agreement (“Agreement”) with Comerica Bank (“Bank”). The Agreement provided for advances of up to $5 million through August 26, 2017 with each advance having a minimum requirement of $500,000. The loan required monthly interest on the unpaid principal amount at a rate established by the Bank plus 1.50% per annum, in which the Bank rate in no event will be lower than the Daily Adjusting Libor Rate (as defined) plus 2.50% per annum. During 2017, the Bank advanced the Company $3,000,000. The loan was repaid in full on January 4, 2018.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Finance costs included the costs incurred in connection with obtaining the loan. Finance costs were amortized using the straight-line method over the term of the loan and recorded to interest expense. In 2018, amortization of finance costs included in interest expense was $7,134. Accumulated amortization of finance costs as of December 31, 2018 was $14,981. For the year ended December 31, 2018, the Company wrote off fully amortized finance costs of $14,981.

For the year ended December 31, 2018, interest expense, including amortization of finance costs was $7,926.

Additionally, the Company has outstanding warrants with the Bank to acquire up to 15,893 shares of common stock with a strike price of $3.146. The outstanding warrants were issued on February 26, 2016 and expire on February 26, 2026. There is no vesting period. The warrants have a life of 10 years.

(B)	On December 9, 2019, the Company entered into a loan agreement (the “Secured Loan Agreement”) with an unaffiliated Lender to provide short-term advances up to $1,500,000 secured by the Company’s receivables from certain customers, with interest ranging from 1.5% to 1.95% per month, depending on the amount advanced. In addition, the Company will pay the Lender a .375% fee for all receivables collected by the Lender on behalf of the Company on which there are no outstanding advances. The loan is secured by a first priority interest and all rights to all accounts, (as defined), chattel paper, commercial tort claims, deposit accounts and cash, documents, equipment, and general intangibles. As of December 31, 2019, the Company had $430,721 of uncollected accounts receivables pledged to Lender and accordingly, has classified these uncollected receivables as restricted receivables on the Company’s consolidated balance sheet. The Secured Loan Agreement matures on December 10, 2020. As of December 31, 2019, the loan payable was $430,721.

On February 26, 2020, the Secured Loan Agreement was terminated in connection with the Company’s sale of certain assets relating to and including the Company’s Props Live Video App.

(Note 8) Token Development Obligations:

In November 2017, the Company launched a token pre-sale offering to raise cash and digital currency in exchange for the rights to acquire Props Tokens, the Company’s Ethereum-based ERC-20 token, through a Simple Agreement for Future Tokens (the “SAFT”) with unaffiliated accredited purchasers. An accredited purchaser is defined as an “accredited investor” under the Securities Act of 1933, as amended (The “Securities Act”). As described in Note 2, the Company accounts for SAFTs as research and development arrangements under ASC 730-20.

In accordance with the SAFTs, the purchasers are issued rights to purchase a specific quantity of Props Tokens equal to $22,975,679 during the token and network launch event. The SAFTs will terminate with the earlier of 1) the issuance of tokens to purchasers 2) the repayment to purchasers in a dissolution event (as defined) or 3) 90 days from the day the SAFTs were entered. The purchasers are not entitled to vote or receive dividends from the Company. The SAFTs are classified as current liabilities on the consolidated balance sheet.

On March 4, 2018, the SAFTs were amended to extend the termination date to twelve months after the SAFT’s effective date (as defined) and also provided purchasers the rights to additional bonus tokens as a result of the extension. The amendment also offered SAFT purchasers an option for a full refund of the pre-sale offering of the Props Tokens. During 2018, the Company refunded $2,356,543 in U.S. dollars to SAFT purchasers. During 2019, the Company cancelled 123,613 Props Tokens valued at $8,500 in connection with a SAFT purchasers request to cancel a portion of their purchase.

The undiscounted price per Props Token in the SAFT offering was $0.1369. A portion of the Props Tokens for certain SAFT purchasers were subject to vesting requirement due to the discounted pricing of the tokens with their early purchase of SAFT. The token vesting term ranges from 90 days to 455 days.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The payments received from the SAFTs were designated in U.S. dollars. Payments were accepted in U.S. dollars and the digital currencies Bitcoins and Ethereum as follows:

In USD

U.S. dollars	$6,175,237
Bitcoins	1,748,433
Ethereum	15,052,009

Total	$22,975,679

Payments in Bitcoins and Ethereum were valued in U.S. dollars determined by a conversion rate based on a blended weighted average of global exchange prices.

On March 4, 2019, the Company issued Props Tokens to certain SAFT purchasers. For the year ended December 31, 2019, the Company recognized $19,151,035 of token development income within other income (expenses) in the Company’s consolidated statements of operations and comprehensive income (loss) under ASC 730-20.

The token delivery was accomplished by creating one or a series of transactions that creates records assigning ownership of Props Tokens to an electronic wallet address supplied by the SAFT purchaser, which are then written to the Ethereum blockchain. The consensus rules of the Ethereum blockchain permit the transfer of Props Tokens from one wallet address to another, provided the sender is able to provide a “digital signature” demonstrating ownership of the wallet. This delivery system was in place and functioning in March 4, 2019, at the time the first Props Tokens were delivered to SAFT purchasers.

As of December 31, 2019, Props Tokens have not been delivered to SAFT purchasers who have not provided an electronic wallet address or because vesting requirements have not yet been satisfied. Props Tokens that are not vested are not sent to purchasers’ wallets, and are therefore not under purchasers’ control.

On May 10, 2019, and further amended on September 27, 2019, the Company entered into an agreement with Peerstream, Inc. (“Peerstream”), a Third-Party Developer to facilitate the integration of two of their apps into the Props Network in exchange for the right to receive an initial grant of 3,000,000 Props Tokens. As a result, the Company has recognized a token development obligation of $410,700 as of December 31, 2019.

As of December 31, 2019 and 2018, total outstanding token development obligations, net of refunds on the consolidated balance sheets were $1,870,301 and $20,619,136, respectively. The remaining token development obligations as of December 31, 2019 are as follows:

	Token Development Obligations Balance, January 1, 2019	Adjustments	Token Development Obligation Balance after Adjustments	Additional Grants	Tokens Delivered	Token Development Obligations, December 31, 2019
# of Tokens	188,581,746	(108,548)	188,473,198	3,000,000	(172,027,886)	19,445,312
$ Value	$20,619,136	$(8,500)	$20,610,636	$410,700	$(19,151,035)	$1,870,301

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The token development obligations as of December 31, 2019 and 2018 are as follows:

Vesting Term	Discount %	Un-discounted Price Per Token	Discounted Price Per Token	Remaining Token Delivery, 2019	Remaining Token Development Obligations, net 2019
0 days	0%	$0.1369	$0.1369	60,525	$7,533
90 days	15%	$0.1369	$0.1164	-	-
270 days	25%	$0.1369	$0.1027	-	-
365 days	20%	$0.1369	$0.1095	6,780,064	675,067
455 days	35%	$0.1369	$0.0890	9,604,723	777,001
455 days	0%	$0.1369	$0.1369	3,000,000	410,700

Total				19,445,312	$1,870,301

				Number of			Proceeds
				Tokens		Tokens	from Sale of
				Purchased	10% Bonus	Purchased	Tokens
		Un-discounted	Discounted	Under	Tokens	and Granted	Under
		Price Per	Price Per	SAFTs, net	Granted	After Bonus	SAFTs, net
Vesting Term	Discount %	Token	Token	2018	2018	2018	2018
0 days	0%	$0.1369	$0.1369	85,601,373	8,560,137	94,161,510	$11,719,171
90 days	15%	$0.1369	$0.1164	16,246,531	1,624,653	17,871,184	1,890,583
270 days	25%	$0.1369	$0.1027	3,653,434	365,343	4,018,777	375,127
365 days	20%	$0.1369	$0.1095	37,335,882	3,733,588	41,069,470	4,089,145
455 days	35%	$0.1369	$0.0890	28,600,732	2,860,073	31,460,805	2,545,110

Total				171,437,952	17,143,794	188,581,746	$20,619,136

During the years ended December 31, 2019 and 2018, the Company incurred $684,012 and $2,154,756, respectively, of costs associated with the token offering and securities filing.

(Note 9) Notes Payable:

In December 2017, the Company entered into Debt Payable by Assets (the “DPA”) agreements, with various unaffiliated Lenders for a borrowing of $952,742. During 2018, the Company entered into DPA agreements for an additional borrowing of $117,258. In accordance with the DPA agreements, repayments may be made in the forms of Props Tokens or cash contingent upon the Company’s ownership control of the tokens. The number of Props Tokens issued pursuant to the DPA agreements is determined by the loan amount divided by $0.1369, the undiscounted price per token. Repayment in Props Tokens will incur interest of 20% during the first two years of the loan. The value of the tokens with respect to any partial or full satisfaction of the DPA agreements will be based on an undiscounted price equal to the price offered to the general public on the first public sale of the tokens on an established decentralized blockchain. Repayment in cash prior to the second anniversary of the loan will incur no interest. Repayment in cash after the second anniversary of the loan will incur interest of 1.5% per annum. The loan matures on the third anniversary of the DPA agreement. The Lenders are not entitled to vote or receive dividends from the Company.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

In March 2018, the Company offered the Lenders an option of a cash payment in rescission of their DPA loans or alternatively, an incremental 10% bonus on the number of Props Tokens each Lender was entitled to receive in aggregate pursuant to the terms of the DPA agreements. During 2019 and 2018, the Company repaid $39,116 and $331,322, respectively to Lenders in U.S. dollars.

As of December 31, 2019, the Props Tokens related to the DPA’s have been issued and delivered or will be delivered pending the receipt of an electronic wallet address from Lenders. As of December 31, 2019, 998,603 Props Tokens remain undelivered to Lenders. As of December 31, 2019 and 2018, the Company has reserved 998,603 and 7,122,181 Props Tokens, respectively, to be utilized for repayment of the outstanding DPAs of $112,669 and $738,678, respectively.

During the year ended December 31, 2019, the Company recognized $586,893 of other income in the Company’s consolidated statements of operations and comprehensive income (loss) under ASC 730-20 in connection with the repayment of DPA’s in Props Tokens.

(Note 10) Stockholders’ Equity (Deficit):

On April 18, 2011, the Certificate of Incorporation authorized 5 million shares of common stock with $0.001 par value. On June 9, 2011, the Restated Certificate of Incorporation authorized 13 million shares of common stock with $0.001 par value and 3 million shares of Series A convertible preferred stock with $0.001 par value. The Certificate of Incorporation was amended and restated on March 12, 2012, July 29, 2014, July 23, 2015, August 12, 2015 and August 1, 2018, which increased the number of authorized shares of common stock and Series A convertible preferred stock. Additionally, the amendments authorized the issuance of Series A-1, Series A-2, Series B and Series B-1 convertible preferred stock. Series A, Series A-1, Series A-2, Series B and Series B-1 convertible preferred stock are collectively referred to as “Convertible Preferred Stock” in the accompanying consolidated financial statements.

Further, on August 1, 2018, inclusive in the amended and restated Certificate of Incorporation, the Company increased the total number of authorized shares of common stock and Convertible Preferred Stock to 34,118,794 and 22,151,167, respectively. As of December 31, 2018, 22,151,167 shares of Convertible Preferred Stock were issued and outstanding.

●	In June 2011, the Company issued 2,423,955 shares of Series A convertible preferred stock at $0.391921 per share, resulting in total proceeds of $950,000.

●	In 2012, the Company issued 5,946,345 shares of Series A-1 convertible preferred stock at $0.694545 per share, resulting in total proceeds of $4,130,000.

●	In August 2013, the Company issued 2,752,010 shares of Series A-2 convertible preferred stock at $0.7461 per share, resulting in total proceeds of $2,053,275.

●	In July 2014, the Company issued 5,513,479 shares of Series B convertible preferred stock at $1.37844 per share, resulting in total proceeds of $7,600,000.

●	In 2015 and 2016, the Company issued a total of 5,515,378 shares of Series B-1 convertible preferred stock at $3.4955 per share, resulting in total proceeds of $19,279,000.

The shares of Convertible Preferred Stock are convertible into shares of common stock at the option of the convertible preferred stockholder, at any time, based on a conversion calculation equal to the respective original issue price of the Convertible Preferred Stock as of such date of determination, divided by the respective conversion price defined initially as the respective original issue price.

The convertible preferred stockholders are entitled to receive dividends if and when declared by the Company’s Board of Directors. Convertible preferred stockholders receive dividends in preference over common stockholders. The holders of Convertible Preferred Stock must be distributed dividends on a pari passu, pro rata basis, in an amount equal to 6% of their respective original issue price per year, compounded annually from the respective original issue date. Once the dividends are distributed to convertible preferred stockholders, the remaining excess balance will be distributed to the holders of common stock and Convertible Preferred Stock on a pari passu basis based on the dividend declared by the Board of Directors.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

In the event of dissolution of the Company, the convertible preferred stockholders will receive preferential payments and are entitled to the greater of the respective original issue price and any declared and unpaid dividends or an amount per share as would be payable had all shares of convertible preferred stock been converted to common stock prior to the liquidation. Only after the convertible preferred stockholders are paid will all remaining funds and assets be liquidated to common stockholders.

The proceeds from the sale of common stock and convertible preferred stock were used for working capital, inclusive of overhead, marketing, and product development.

On April 3, 2019, the Company amended and restated their Certificate of Incorporation to increase the total number of shares of all classes of stock which the Company has authority to issue to 139,189,499 shares, all of which shall be designated as common stock, par value $0.001 per share. Previously, the Company’s Certificate of Incorporation had provided for certain classes of Convertible Preferred Stock, which were all converted to common stock pursuant to a Preferred Stock Conversion Agreement (the “Conversion Agreement”), filed contemporaneously with the Company’s Amended and Restated Certificate of Incorporation.

In connection with the Conversion Agreement, all shares of Convertible Preferred Stock were converted into shares of common stock based on a conversion calculation equal to the respective original issue price of the Convertible Preferred Stock as of such date of determination, divided by the respective conversion price defined initially as the respective original issue price. Pursuant to the terms of the Conversion Agreement, all issued and outstanding preferred stocks were converted into common stock based on the following conversion ratios:

Convertible Preferred Stock	Conversion Ratios
Series A Convertible Preferred Stock	1.0000
Series A-1 Convertible Preferred Stock	1.7722
Series A-2 Convertible Preferred Stock	1.9038
Series B Convertible Preferred Stock	3.5172
Series B-1 Convertible Preferred Stock	8.9191

The holders of common stock shall be entitled to cast votes equal to the number of shares of common stock held. The common stockholders shall be entitled to receive dividends if and when declared by the Board of Directors and/or ratified by the general meeting of stockholders. The holders of common stock shall be entitled to receive, for each share of common stock, noncumulative dividends out of any assets legally available therefore. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (“Deemed Liquidation Event”), the holders of outstanding common stock shall be entitled to the funds and assets available for distribution based on the number of shares of common stock held by each shareholder.

The total shares of common stock converted under the Conversion Agreement was 86,785,518. As of December 31, 2019, 94,095,230 and 92,854,286 shares of common stock were issued and outstanding, respectively. As of December 31, 2018, 7,285,712 and 6,044,768 shares of common stock were issued and outstanding, respectively. As of December 31, 2019 and 2018, 0 and 22,151,167 shares of Convertible Preferred Stock were issued and outstanding.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(Note 11) Noncontrolling Interests in Equity of Consolidated Subsidiary:

On December 5, 2018, the Company entered into a Transfer Agreement to acquire the remaining membership interests of YouNow Services, LLC held by a third party member. In connection with the agreement, a transfer of the third party member’s deficit of $9,610 was recognized.

(Note 12) Stock-Based Compensation:

In 2011, the Company adopted the 2011 Stock Option and Grant Plan (the “Plan”) pursuant to which the Company’s board of directors may grant stock options to employees, directors, and non-employees. During 2015, the Company adopted an addendum to the Plan to grant stock options to employees, directors, and non-employees of its subsidiaries. According to the Plan as of December 31, 2019 and 2018, the maximum number of shares of common stock that were authorized to be issued under the Plan were 50.9 million and 6.1 million, respectively.

The stock options related to employees generally vest over four years with 25% vesting after one year and the remainder vesting monthly thereafter over 36 months. The options have a contractual term of 10 years. The Company records the stock-based compensation on a ratable basis over the vesting term.

Since the stock options of the Company are not publicly traded and the stock options are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the stock option is based on U.S. Treasury rates with respect to the expected term of the stock option. The stock-based compensation is recorded net of estimated forfeitures. The Company estimates the forfeiture rate based on historical forfeitures of stock-based awards and adjusts the rate to reflect changes in facts and circumstances, if any.

On April 3, 2019, the Company offered its employees the opportunity to reprice all outstanding stock options previously granted under the 2011 Plan to an exercise price of $0.05. Under the options repricing, 3,768,613 shares of common stock related to previously granted stock options were subject to repricing. All shares of common stock that may have vested under tendered options were forfeited in connection with this effective repricing, as all shares of common stock were deemed unvested as of the dates of the new grants, which ranged from April 17, 2019 to April 22, 2019. These new grants constitute entirely new grants to purchase shares of the Company’s common stock. Furthermore, these new grants set forth different terms, including, without limitation, a new vesting schedule, new exercise periods post termination and a new expiration date.

The following table presents the weighted-average grant date fair value of stock options and the related assumptions used to estimate the fair value in the consolidated financial statements for the years ended December 31, 2019 and 2018:

	2019	2018
Expected terms (years)	5.39	6.15
Risk-free interest rates	2.40%	2.65%
Expected volatility	43.72%	47.73%
Dividend yield	0.00%	0.00%
Weighted-average estimated fair value of options granted during the year	$0.02	$0.11

As of December 31, 2019, total unrecognized stock-based compensation expense of $290,120 is expected to be recognized over a weighted-average recognition period of approximately 2.16 years.

As of December 31, 2018, total unrecognized stock-based compensation expense of $383,352 is expected to be recognized over a weighted-average recognition period of approximately 2.71 years.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The following table shows stock options for the years ended December 31, 2019 and 2018:

			Weighted
		Weighted	Average
		Average	Contractual	Aggregate
	Stock	Exercise	Terms	Intrinsic
	Options	Price	(in years)	Value

Balance at January 1, 2018	3,792,935	$0.43	7.10	$106,187

Granted	1,986,024	0.25
Exercised	-	-
Forfeited	(461,305)	0.33
Expired	(574,766)	0.40

Balance at December 31, 2018	4,742,888	$0.37	7.37	$130,194

Granted	40,100,256	0.05
Exercised	(24,000)	0.21
Forfeited	(1,638,238)	0.22
Expired	(2,693,140)	0.40

Balance at December 31, 2019	40,487,766	$0.06	8.97	$7,430

As of December 31, 2019

Exercisable options	24,321,469	$0.06	8.82	$7,430
Vested and expected to vest	38,039,112	$0.06	8.96	$7,430

For the years ended December 31, 2019 and 2018, the Company recognized stock-based compensation expense of $498,022 and $260,875, respectively.

(Note 13) Operating Lease:

(A)	On January 26, 2018, the Company leased commercial office space under an operating sublease. The lease expires on August 30, 2021 and requires monthly rental payments and annual escalation charges. The Company was provided with one and a half months of rent abatement upon entering the lease. The rent credit will be amortized over the term of the lease. The Company recognized rent expense on a straight-line basis over the term of the lease.

On February 4, 2019, the Company entered into a Sublease Termination Agreement to terminate the January 26, 2018 sublease on September 5, 2019. The Company was subjected to a termination payment of $323,082.

On July 1, 2019, the Company leased commercial office space under an operating sublease. The lease expires on June 30, 2020 and requires monthly rental payments plus escalation charges.

Rent expense charged to operations for the years ended December 31, 2019 and 2018 was $1,003,649 and $835,829, respectively.

(B)	On January 23, 2019, the Company entered into a license agreement to sublet a portion of the leased office space. The agreement commenced on February 1, 2019 and expired on August 31, 2019. For the year ended December 31, 2019, the Company recognized rental income of $112,000.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(Note 14) Commitments and Contingencies:

(A)	Litigation

From time-to-time, the Company is involved in legal actions and claims, which arise in the ordinary course of business. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

On May 20, 2015, a former broadcaster filed a $10 million lawsuit against the Company with the Supreme Court of the State of New York. The plaintiff alleged the Company improperly terminated their broadcaster status due to an on-air altercation, which led to defamation, business disparagement, trade libel and breach of contract. The Company filed a motion to dismiss the action. On April 10, 2018, the Court granted the motion and dismissed the compliant with prejudice. The plaintiff has filed a notice of appeal challenging the dismissal. At this stage, it is not possible to predict the outcome of the appeal. The Company plans to defend the lawsuit vigorously.

(B)	Tokens

The Company entered into various agreements with unaffiliated individuals and companies who provide blockchain and marketing advisory services in exchange for Props Tokens. The agreements are generally subject to a vesting schedule ranging between 0 days and 365 days. During 2019, the Company entered into a Token Option Agreement with an advisor to allow the advisor the rights to purchase 27,154,342 Props Tokens for $.00125 per Props Token. As of December 31, 2019, the Company reserved 1,865,709 Props Tokens to be issued for the advisory services with an assigned undiscounted value of $0.1369 per token. In accordance with ASC 720, Other Expenses, the Company will recognize the related expenses when incurred, which are deemed to occur at the date of issuance of Props Tokens for the services provided.

For the year ended December 31, 2019, the Company incurred $1,175,270 of advisor related expenses upon issuance of Props Tokens for services rendered which has been included within research and development expense on the accompanying consolidated statements of operations and comprehensive income (loss).

The table below shows the number of committed tokens, the aggregate value of committed tokens, the weighted average price per token and the total number of tokens issued and outstanding as of December 31, 2019:

		Aggregate	Weighted
	Number of	Value of	Average	Tokens
	Tokens	Committed	Price Per	Issued and
	Committed	Tokens	Token	Outstanding
SAFTs	188,473,199	$20,610,636	$0.1094	172,027,887
DPAs	6,660,868	690,834	0.1037	5,662,265
Advisory	37,746,937	1,484,069	0.0393	8,726,886
Additional commitments and grants	12,230,460	1,674,350	0.1369	-
Total	245,111,464	$24,459,889	$0.0998	186,417,038

(C)	PeerStream Agreement:

In May 2019, the Company entered into an agreement with a Third Party Developer to facilitate the integration of two of their apps into the Props Network. This agreement provides for the grant of rights to receive Props Tokens upon the achievement of certain milestones described in the agreement, including the execution of the agreement and mutual public announcement of the agreement, and the integration of the apps. According to the terms of this agreement, in aggregate, Third Party Developer could earn the right to receive up to 15,000,000 Props Tokens upon the achievement of these milestones, and additional 1,500,000 Props Tokens if the milestones were all reached prior to October 31, 2019.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

In September 2019 and January 2020, the Company amended the agreement with Third Party Developer so that, in aggregate, Third Party Developer may earn the right to receive up to 10,500,000 Props Tokens upon the achievement of certain milestones, instead of the 15,000,000 Props Tokens contemplated in the original agreement. Third Party Developer may also earn an additional 1,000,000 Props Tokens if all milestones are achieved prior to April 30, 2020.

(Note 15) Concentration of Risk:

A significant portion of the Company’s revenue was generated from users who accessed the Company’s Props Live Video App through Apple’s iTunes and Google Play. As of December 31, 2019, 55.9% and 39.4% of the Company’s accounts receivable were amounts due from Apple’s iTunes and Google Play, respectively. As of December 31, 2018, 54.2% and 44.3% of the Company’s accounts receivable were amounts due from Apple’s iTunes and Google Play, respectively.

(Note 16) Risks and Uncertainties:

(A)	Digital Currencies

Digital currencies represent a portion of the Company’s total assets and are subject to rapid increases and decreases in value and extreme price volatility, which could result in significant losses. Subsequent to the balance sheet date, the value of the digital currencies have fluctuated due to market conditions.

As of the date of the consolidated financial statements, the digital currencies contained in the Company’s total assets are not governed by specific regulations. Future regulatory action from both international and domestic governing bodies surrounding blockchains, digital assets, digital currencies, and Props Tokens may have a material adverse effect on the Company’s assets, Props Tokens and the Props blockchain and network. In addition, future regulations applicable to Props Tokens and the Props Network may severely impact the Company’s future financial positions, results of operations, and cash flows.

(B)	Unfulfilled Token Development Obligations

On March 4, 2019, the Company distributed vested Props Tokens to all SAFT purchasers who provided electronic wallet confirmations. As of December 31, 2019, the Company had $1,870,301 of unissued Props Tokens related to unconfirmed electronic wallets of SAFT purchasers and unvested token grants.

(Note 17) Going Concern:

As described in Note 18, on February 26, 2020, the Company sold certain assets relating to and including the Company’s Props Live Video App. As a result of the transaction, the Company will no longer generate revenues from the sale of digital goods. The Company relied on the sale of digital goods as well as proceeds from the sale of Props Tokens to fund their operations. As of the date of the audit report, the Company does not expect to generate cash flows required to support the expected cost of its ongoing operations which raises substantial doubt about the Company’s ability to continue as a going concern through June 15, 2020 (one year after the accompanying consolidated financial statements were available to be issued).

Management plans to use various venture capital firms and cryptocurrency funds to raise additional capital through the sale of Props Tokens. However, there can be no assurance that the Company will be successful in achieving its objectives.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

(Note 18) Subsequent Events:

Management has evaluated subsequent events through June 15, 2020, the date which the consolidated financial statements were available to be issued. Management is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements other than the following:

(A)	On February 26, 2020, the Company entered into an agreement with YouNow Media, LLC (the “Acquirer”) for the sale of certain assets relating to and including the Company’s Props Live Video App. The consideration included cash proceeds of $250,000, and the termination of the Company’s Secured Loan Agreement with a balance of $922,436. The Acquirer succeeded to the Secured Loan Agreement. The acquirer is not affiliated with the Company.

Pursuant to the February 26, 2020 asset sale agreement, commencing March 1, 2020 the Acquirer became the operator of the Company’s Props Live Video App and hired all of the Company’s employees whose functions primarily involved operation of the Props Live Video App.

Management estimates that the carrying amounts of the assets and liabilities of the Props Live Video App line of business as of December 31, 2019 are as follows:

ASSETS

Current Assets:
Accounts receivable, net	$202,584
Prepaid expenses and other assets	235,023
Total current assets	437,607

Noncurrent Assets:
Restricted receivables	430,721
Property and equipment, net	22,853
Intangible assets, net	1,435,907
Total noncurrent assets	1,889,481

Total Assets	$2,327,088

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$854,311
Line of credit	430,721
Total noncurrent liabilities	1,285,032

Total Liabilities	$1,285,032

Management estimates that revenues and losses from the Props Live Video App line of business for the year ended December 31, 2019 were $9,720,557 and $(5,023,328), respectively.

(B)	Subsequent to December 31, 2019, global financial markets have experienced and may continue to experience significant volatility resulting from the novel coronavirus (“COVID-19”). The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The rapid development and fluidity of this situation precludes any meaningful prediction as to the ultimate adverse impact. What is clear at this time, however, is that COVID-19 presents material uncertainty and risk with respect to the Company’s performance and financial results.

(C)	In April 2020, the Company entered into Props Token Purchase Agreements and Warrant Agreements with various purchasers to acquire Props Tokens from the Company for a total purchase price of $1,880,000, of which $500,000 was funded using digital currency.

Item 8. Exhibits

Exhibit Number	Description
2.1	Sixth Amended and Restated Certificate of Incorporation of YouNow, Inc.
2.2	Amended and Restated Bylaws of YouNow, Inc.
3.1	Form of Simple Agreement for Future Tokens.
3.2	Form of Amendment No. 1 to Simple Agreement for Future Tokens.
3.3	Form of Debt Payable by Assets Agreement.
3.4	Token Code.
3.5	Second Amended and Restated Investors’ Rights Agreement, by and among YouNow, Inc. and the common stockholders identified therein, entered into as of April 3, 2019.
3.6	Voting Agreement, by and among YouNow, Inc. and the common stockholders identified therein, entered into as of April 3, 2019.
3.7	Token Option Agreement, by and between YouNow, Inc. and CoinFund Global LLC, dated June 18, 2019.
4.1	Props Live Video App Terms of Use.
4.2	Form of Token Grant Agreement.
4.3	Validator Terms of Use.
6.1	Agreement of Sublease, between Kinnek, Inc. as sublandlord, and YouNow, Inc. as subtenant, dated January 12, 2018.
6.2#	Form of YouNow, Inc. Director Indemnification Agreement.
6.3	Token Services Agreement, by and between YouNow Services, LLC and YouNow, Inc., entered into as of December 8, 2017.
6.4	Amended and Restated PeerStream Master Services Agreement.
6.5	PeerStream Props App Services Agreement, by YouNow, Inc. and PeerStream, Inc., entered into as of February 11, 2020.
6.6	YouNow Props Services Agreement, by and between YouNow Media, LLC and YouNow, Inc., dated as of February 26, 2020.
6.7#	Retention Bonus Agreement.
6.8	Amended and Restated Engagement Letter, by and between YouNow, Inc. and CoinFund Global LLC, dated February 2, 2018.
6.9	Amendment to Amended and Restated Engagement Letter, by and between YouNow, Inc. and CoinFund Global LLC, dated June 18, 2019.
6.10	Second Amendment to Amended and Restated Engagement Letter, by and between YouNow, Inc. and CoinFund Global LLC, dated July 2, 2019.
6.11	Consent to Sublease and Assignment of Rents and Sublease, among DB Bowery LLC, CB Bowery LLC, SB Bowery LLC and NM Bowery, LLC, collectively as landlord, KIK US, Inc. as overtenant and YouNow, Inc. as undertenant, dated July 26, 2019.
6.12	Asset Purchase Agreement, by and between YouNow Media, LLC and YouNow, Inc., dated as of February 26, 2020.
10.1	Power of Attorney.
15.1	Protocol Rewards Engine Code.

#	Indicates a management contract or compensatory plan.

^	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUNOW, INC.

By:	/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer

Date:	June 15, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adi Sideman	President, Chief Executive Officer and Director (Principal Executive Officer, Principal Accounting Officer	June 15, 2020
Adi Sideman	and Principal Financial Officer)

/s/ Yonatan Sela	Chief Business Officer	June 15, 2020
Yonatan Sela

*	Director	June 15, 2020
Oren Zeev

*	Director	June 15, 2020
Andy Weissman

*	Director	June 15, 2020
David Pakman

*	Director	June 15, 2020
Shaival Shah

* By:	/s/ Adi Sideman
Adi Sideman
Attorney-in-Fact